SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 2, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-600880
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the Business Report of Qimonda AG (stand alone) for the year ended September 30, 2007 according to HGB (German Commercial Code).

Report by the Supervisory Board to the General Shareholders’ Meeting
Corporate Governance Report 2007
Management Report for the Financial Year 2007
Financial Statements of Qimonda AG 2007 (stand alone)
STATEMENTS OF OPERATIONS for the Financial Year from October 1, 2006 to September 30, 2007
BALANCE SHEET as of September 30, 2007
Notes for Financial Year from October 1, 2006 to September 30, 2007
Other Information
Cash Flow Statement
Consolidated Financial Statements
Board of Directors
Supervisory Board
Supervisory Board Committees
Auditor’s Report
SIGNATURES

Qimonda AG
Report by the Supervisory Board to the General Shareholders’ Meeting
Peter J. Fischl
Chairman of the Supervisory Board of Qimonda AG
Dear Shareholders,
The Supervisory Board would like to inform you in this report about the performance of its duties during the recent financial year.
In the course of regular meetings the Management Board provided the Supervisory Board with comprehensive information about the business development, the economic situation of the company and the human resources, financial and investment planning. The Supervisory Board discussed the information provided by the Management Board comprehensively during its meetings. The Management Board also gave written and verbal reports about events of particular significance. In addition, the Chairman of the Supervisory Board has been kept abreast by the Management Board about key developments and decisions within the company in individual conversations. The Supervisory Board regularly monitored the activities of the Management Board and assisted the Management Board with advice. The Supervisory Board has decided on matters that required its consent.
Key Areas of Activity of the Supervisory Board
An important focus of the meetings of the Supervisory Board and the Management Board was the further development of the business strategy. In the course of in-depth discussions with the Management Board, the Supervisory Board addressed the key issues of market and customer orientation, product diversification, development of technology, reduction of manufacturing costs and further development of partnerships.
The Supervisory Board is pleased with the successful continuation of the product diversification. Qimonda was able to consolidate its leading position in the area of graphics memories for game consoles. In a second step, Qimonda was able to significantly expand its supply relationships to customers in the area of consumer products. Also worth of mentioning is that the share of business done in the server market continued at high levels. The product diversification had a positive effect on the average selling prices realized by Qimonda during the last financial year and contributed to an improvement of the company’s price quality compared to the market average. Qimonda has intensified its efforts in the area of product development such as for next generation graphics memories, for the expansion of customer specific product designs in a development partnership together with SONY and for the development of memory solutions for mobile phones among others in a co-operation with SanDisk.

In the area of technology development, Qimonda has made further progress with the development of next generation 58nm DRAM technology together with its partner Nanya. The Supervisory Board was informed by the Management Board about further plans for technology development.
The Supervisory Board and the Management Board agree that, especially in times of significant price pressure, the company must continuously push ahead with its efforts in terms of increasing productivity in order to further improve its competitive position. The discussion between Management Board and Supervisory Board paid special attention to plans for a significant reduction of manufacturing costs per bit. The Supervisory Board agrees with the Management Board that the necessary productivity enhancing measures have to be implemented fast.
Furthermore, our discussions centred on the expected impact of the business and capacity strategy on the finance and investment budget. The Supervisory Board supports the approach of the Management Board to focus its priorities, especially on the conversion of the manufacturing capacities towards more productive technologies and the construction of the new manufacturing site in Singapore.
Overall, we totally support the Management Board’s strategy of increasing the company’s profitability over the business cycles.
The Supervisory Board met four times in the year under review.
Key Areas of Activity of the Committees
The Supervisory Board of Qimonda is substantially assisted by its committees:
•	The Investment, Finance and Audit Committee has supervised the accounting of the company and has dealt with the quarterly reports and the business report in the year under review. Issues of internal audit and compliance (including compliance pursuant to the Sarbanes-Oxley-Act) and the Business Conduct Guidelines have also been on the agenda. Furthermore, the committee dealt with capital markets communication and risk reporting. It consented to the human resources, financial and investment planning. The Investment, Finance and Audit Committee met four times in the year under review.

•	The Presidential Committee has dealt in particular with remuneration issues. It met once in the year under review and passed written resolutions outside of that meeting.

•	The Technology Committee has intensively discussed the further technological development. The Technology Committee met three times in the year under review.

Corporate Governance
The Supervisory Board is convinced that good corporate governance is a key basis for the company’s success and therefore examined in particular German and U.S. corporate governance rules and their implementation within the company. The cooperation with the Management Board and within the Supervisory Board are deemed good. No conflicts of interest have arisen with respect to individual members of the Supervisory Board or its committees. The Supervisory Board issued the Declaration of Compliance 2007 pursuant to Sec. 161 of the German Stock Corporation Act (Aktiengesetz) in November 2007.
Accounting
The Qimonda financial statements were audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprufungsgesellschaft, Berlin and Frankfurt/Main in the year under review. KPMG audited the annual financial statements and the management report of Qimonda AG (“Individual Statements”) pursuant to the German Commercial Code (Handelsgesetzbuch) for the year ended 30 September 2007 and gave an unqualified auditor’s opinion. The quarterly financial statements have been reviewed by KPMG.
KPMG reported the key findings of its audit of the Individual Statements, and presented its auditor’s report, to the Investment, Finance and Audit Committee. After a preliminary review the Investment, Finance and Audit Committee recommended to the Supervisory Board to approve the Individual Statements. KPMG then also reported the key findings of its audit of the Individual Statements, and presented its auditor’s report, to the Supervisory Board.
The Supervisory Board audited the Individual Statements and the auditor’s report and — following the final result of its audit — did not raise objections. The Supervisory Board approved the Individual Statements, which are thereby confirmed.
KPMG confirmed that the combined and consolidated financial statements of the Qimonda Group (“Group Statements”) — whose preparation is mandatory due to the listing on the NYSE — have been prepared pursuant to US-GAAP; pursuant to Sec. 291 para. 2 of the Commercial Code, the Qimonda Group is not required to prepare group financial statements pursuant to German law because it is fully consolidated in the group financial statements of Infineon Technologies AG.
KPMG reported the key findings of its audit of the Group Statements to the Investment, Finance and Audit Committee and to the Supervisory Board. The Investment, Finance and Audit Committee and to the Supervisory Board audited the Group Statements and did not raise objections.
Report on the Relation to Infineon Technologies AG as Controlling Shareholder
The Investment, Finance and Audit Committee and the Supervisory Board thoroughly examined the Report on the Relation to Infineon Technologies AG as Controlling Shareholder pursuant to Sec. 312 of the Stock Corporation Act concerning the relations between the company and Infineon Technologies AG and affiliated companies as well as the audit report of KPMG in this respect in the presence of the auditor. This did not lead to any reservations.
KPMG issued the following note to the report in accordance with Sec. 312 of the Stock Corporation Act:
“In our opinion, based on the due audit that we were commissioned to conduct, we confirm that the factual information contained in the report is correct, that in respect of the legal transactions detailed in the report the consideration by the company was not unacceptably high, or that any disadvantages have been compensated, and that in respect of the measures detailed in the report there are no grounds for a significantly different assessment from that given by the Management Board.”
The final results of our audit have not led to any reservations in respect of the declaration by the Management Board about the relations with Infineon Technologies AG and affiliated companies given at the end of the report.
Membership in the Supervisory Board and its Committees
As scheduled — and effective 24 July 2007 — Mr. Michael von Eickstedt resigned from his office as shareholders’ representative in the Supervisory Board.
The Chairman of the Supervisory Board, Mr. Peter J. Fischl, resigned from his office as member of the Investment, Finance and Audit Committee effective 9 August 2007. Due to his appointment as member of the Management Board of Infineon Technologies AG he would no longer have been considered independent pursuant to U.S. capital markets law.
The local court of Munich (Amtsgericht München) appointed Prof. Dr. Claus Weyrich as shareholders’ representative in the Supervisory Board effective 27 August 2007.
By way of circular resolution dated 30 August 2007 and having immediate effect
•	Mr. Richard Previte has been elected Chairman of the Investment, Finance and Audit Committee; it has further been determined that he is an “Audit Committee Financial Expert” pursuant to U.S. capital markets law,

•	Prof. Dr. Claus Weyrich has been elected member of the Investment, Finance and Audit Committee and of the Presidential Committee and

•	The Rules of Procedure of the Supervisory Board and those of the Investment, Finance and Audit Committee have been amended accordingly.
There have been no further changes within the Supervisory Board. As of 30 September 2007 Messrs. Fischl, Previte, Prof. Nishi, and Prof. Dr. Weyrich, Dr. Armbrecht and Grundbacher were members. Messrs. Fischl, Previte and Prof. Dr. Weyrich were members of the Presidential Committee, Messrs. Previte, Dr. Armbrecht and Prof. Dr. Weyrich members of the Investment, Finance and Audit

Committee and Messrs. Fischl, Prof. Nishi and Grundbacher members of the Technology Committee.
The Supervisory Board would like to thank the Management Board and all employees for their commitment and performance over the last financial year. The Supervisory Board would also like to thank all members of the works councils for their constructive cooperation.
Munich, November 2007
For the Supervisory Board

/s/ Peter J. Fischl
Peter J. Fischl
Chairman of the Supervisory Board

Qimonda AG
Corporate Governance Report 2007
In our view, good and responsible corporate leadership is the basis for increasing the value of the company in a sustainable way. This is why the Management Board and the Supervisory Board are following almost all recommendations of the German Corporate Governance Codex (“DCGK”).
Structure of the Management and Control of the Company
The German Stock Corporation law, which applies to Qimonda AG as a German stock corporation stipulates a two-tier system of corporate management and control, namely management by the Management Board and corporate control by the Supervisory Board. We are convinced that separating the two functions in this way facilitates good Corporate Governance.
Management Board
The Management Board of Qimonda AG – currently consisting of three members – is the company’s management body. It is solely bound by the interest of the company and is based on the objective of increasing the value of the company in a sustainable way. Under compulsory German stock corporation law it has overall responsibility for managing the company in a way that adds value. In accordance with the rules of procedure of the Management Board, all of its members jointly manage the company, subject to the individual Management Board members’ sole responsibility in their respective business areas.
Supervisory Board
The Supervisory Board advises and monitors the management of the Management Board. The Management Board informs the Supervisory Board regularly, without delay and comprehensively about all issues that are significant in terms of business development, planning and the risk situation and coordinates the strategy and its implementation with the Supervisory Board. The Supervisory Board discusses the quarterly reports and examines the company’s annual financial statements, for which it is assisted by the Audit Committee and the auditor is reporting. The Supervisory Board also resolves on the appointment and dismissal of members of the Management Board. The Supervisory Board consists of six members, two thirds of which in accordance with the German One-third Participation Act (Drittelbeteiligungsgesetz) are elected by the general shareholders’ meeting and one third are employee representatives.
The Chairman of the Supervisory Board, Peter J. Fischl, is a member of the Management Board of Infineon Technologies AG, which directly and indirectly holds the majority of the shares in Qimonda AG. All transactions between Infineon

Technologies AG and Qimonda AG are done at arms’ length. In view of the Supervisory Board no conflict of interest has occurred.
Supervisory Board Committees
The rules of procedure of the Supervisory Board provide for the establishment of two committees. These are the Presidential Committee and the Investment, Finance and Audit Committee. In addition, the Supervisory Board has set up a Technology Committee. The tasks, responsibilities and the way in which these committees work satisfy the requirements of the German Corporate Governance-Codex, the applicable regulations of German and U.S. law and of the New York Stock Exchange (NYSE).
The Investment, Finance and Audit Committee consists of two shareholders’ representatives and one employees’ representative. The committee fulfils the tasks of an “Audit Committee” in accordance with U.S. law. The Supervisory Board has determined that Mr Richard Previte is a financial expert (“Audit Committee Financial Expert”). The committee has also the authority to engage independent counsel and other advisers to carry out its duties.
The Investment, Finance and Audit Committee supervises the company’s accounting, discusses and audits the quarterly and annual financial statements prepared by the Management Board and, on the basis of the auditors’ report concerning the audit of the financial statements – and after a discussion with him – , makes suggestions to the Supervisory Board concerning the approval of the annual financial statements. It also looks at the company’s internal control system and the risk assessment, risk control and risk management procedures. In addition, the committee monitors compliance with legal provisions and official regulations. The compliance officer reports for this purpose not only to the Management Board but also to the committee. Further, the committee is also responsible for the relationship between the company and the auditor, for issuing the order to audit the financial statements, including the fee arrangements, to the auditor, including the determination of the focus of the audit. Additionally, the auditor may only be instructed to carry out consulting services to the extent approved by the Investment, Finance and Audit Committee. Finally, the human resources, financial and investment planning, major acquisitions, disinvestments and financial measures require its approval.
The Presidential Committee, which consists of the Chairman of the Supervisory Board and two further shareholders’ representatives prepares the appointment and dismissal of Management Board members and the suggestions of suitable Supervisory Board candidates to the Supervisory Board for its proposals to the general shareholders’ meeting. Furthermore, it is responsible for concluding, amending and terminating agreements with Management Board members and determines the amount and the structure of Management Board remuneration.
Shareholders and General Shareholders’ Meeting
The company’s shareholders make their decisions at the company’s general shareholders’ meeting which is held at least once a year. Each share grants one vote at the meeting. All shareholders who are entered in the register of shareholders and who have applied in time are entitled to take part in the general shareholders’ meeting. Holders of Qimonda American Depositary Shares (ADS) exercise their voting rights pursuant to the agreements with the Depositary (Citibank). The general shareholders’ meeting resolves upon all matters that are assigned to it, in particular the election of the shareholders’ representatives in the Supervisory Board, changes to the Articles of Association and any measures that change the capital structure of the company, the selection of the auditor, and the formal approval of the acts of the members of the Management Board and the Supervisory Board.
In accordance with a fixed financial calendar we report to our shareholders four times a year the business development and the company’s financial and assets position and its profitability. Moreover, members of the Management Board provide regular information to investors, analysts and the general public about the quarterly and annual results. Our comprehensive Investor Relations activities include regular meetings and teleconferences with analysts and institutional investors, and stipulate ongoing dialogue with shareholders and analysts.
Business Conduct Guidelines and Code of Ethics in Financial Matters
We manage our company responsibly in accordance with the provisions of law and official regulations. We have established different guidelines which contribute to achieve this objective. Our Business Conduct Guidelines are binding for the Management Board and the employees. They contain, in particular, regulations about the (also anonymous) registering and treatment of complaints and indications to violations of these guidelines. The Business Conduct Guidelines also include our Code of Ethics for financial matters and are published on our website.
Qimonda AG Stock Option Plan 2006
Pursuant to the authorisation given by the general shareholders’ meeting on 14 July 2006, the Management Board resolved upon the Qimonda Stock Option Plan 2006 (“Plan”) on 8 November 2006, and the Presidential Committee of the Supervisory Board consented to it on 14 November 2006.
In accordance with the authorisation the Plan provides for the issuance of up to 6.0 million options on Qimonda shares. In three annual tranches
•	up to 1.2 million options in total may be issued to members of the Management Board of Qimonda AG

•	up to 1.0 million options in total may be issued to members of management of domestic and foreign companies affiliated with Qimonda AG and

•	up to 3.8 million options in total may be issued to other management staff and other key personnel on levels below the Management Board of Qimonda AG and management level of domestic and foreign affiliated companies.
The options shall run for a total of six years from the date of allocation but may be initially exercised only after a waiting period of at least three years has elapsed.

The exercise of all options is conditional, among other things, on the market price of the Qimonda-ADS outperforming the reference index, the “Philadelphia Semiconductor Sector” at least once on at least three successive days during the life of the option.
The strike price of the options for an ordinary share in Qimonda AG is 100% of the average of the opening prices of Qimonda-ADS on the NYSE on the five trading days preceding the date of allocation of the options.
Information Provided in Accordance with Clause 6.6 of the DCGK
The members of the Management Board and the Supervisory Board do not own, directly or indirectly, any shares in Qimonda AG.
Remuneration Report
Remuneration of the Management Board in 2006/2007 Financial Year
The Presidential Committee of the Supervisory Board is responsible for determining the remuneration of the Management Board and is made up of the Supervisory Board Chairman Peter J. Fischl, the deputy Supervisory Board Chairman Richard Previte as well as the Supervisory Board member Prof. Dr. Claus Weyrich. The remuneration paid to the members of the Management Board of Qimonda AG is based on the size and the global orientation of the company, its economic position as well as the amount and the structure of management board remuneration in similar companies domestically and abroad. The areas of responsibility and the performance of the respective Management Board member is also taken into account. The Board remuneration consists of the following basic components:
•	A fixed annual base salary, which is paid out in part monthly and in part at the end of the financial year.

•	An annual bonus as a variable performance-based component. As a rule, the annual bonus is linked to the return on total capital employed, which is defined as the operating result before interest and tax, adjusted for non-recurrent effects, in relation to the capital employed. The annual bonus is paid out after the end of the financial year. In addition to the bonus linked to the return on total capital employed the Management Board contracts stipulate the possibility of granting a special bonus for achieving special targets.
Stock options have been granted in the 2006/2007 financial year. According to the stipulations of the Qimonda AG Stock Option Plan, 200,000 options of the first tranche have been granted to Mr. Loh and 100,000 each to Messrs. Seifert and Dr. Majerus. The fair value pursuant to Section 285 Nr. 9a of the German

Commercial Code (Handelsgesetzbuch) of the options amounted to € 3.23 each at the grant date.
For the 2006/2007 financial year the members of the Management Board are entitled to the following cash remuneration (gross, before statutory deductions):

			Performance-
			based	Special	Total
In Euro	Non performance-based		remuneration	bonus	remuneration
Management Board	Salary	Other	Annual bonus	Bonus	Total
Kin Wah Loh (Chairman)	1,050,000	63,832	0	0	1,113,832
Dr. Michael Majerus	600,000	25,291	0	0	625,291
Thomas Seifert	600,000	19,634	0	0	619,634

Total	2,250,000	108,757	0	0	2,358,757

Pension Commitments and Retirement Pensions (in the 2006/2007 Financial Year)
A fixed amount to cover pension has been promised to the members of the Management Board. As of 30 September 2007 the position of the accrued pension obligations for the members of the Management Board contains an amount of € 965,877. In the year under report, the transfer to such reserve amounted to € 774,819.
Supplementary Payments and Other Commitments (in 2006/2007 Financial Year)
•	Apart from the remuneration components listed in the column headed “Other”, the members of the Management Board did not receive any supplementary payments. The supplementary payments contained under such heading essentially refer to non-cash benefits due to the provision of company cars, allowances to insurance policies as well as to a company apartment of the CEO in Munich.

•	In the event of early termination of the service relationship the board contracts contain an explicit compensation for loss of office only in connection with a change of control. If a person (acting alone or in concert with others) acquires 30 % or more of the voting rights in Qimonda AG (“change of control”) and a Management Board member therefore resigns, or is removed, from office, he may be entitled to a compensation for loss of office. As a rule, the amount of the compensation for loss of office is determined by targeted annual salaries whereupon differences between the Chairman of the Management Board and the other members of the Management Board exist. The retirement pension claims and the rights with respect to stock options remain unaffected by the termination.
•	Members of the Management Board are not granted any loans by the company.

•	The members of the Management Board are part of a Group consequential loss liability insurance scheme (so called D&O Insurance). It is taken out or extended on an annual basis. The insurance covers the personal liability risk in the event that legal action for financial damages is taken against Management Board members in the course of carrying out their work and the damages exceed 25% of the non performance-based annual remuneration of the Management Board member that is the subject of the legal action in question. The deductible does not apply to legal defense expenses. Further, there is an insurance against criminal liability.
Remuneration of the Supervisory Board in 2006/2007 Financial Year
The remuneration of the Supervisory Board is based on the size of the company, the duties and the responsibilities of the Supervisory Board members as well as on the performance of the company’s share price. The remuneration of the Supervisory Board is regulated in Sec. 12 of the Articles of Association and contains two components:
•	A fixed remuneration in the amount of USD 50,000 for each full financial year plus

•	A variable component in the form of 5,000 stock appreciation rights for each full financial year (and prorated for shorter terms of office), which are issued and may be exercised subject to the same conditions as stipulated for stock options by the stock option plan valid in the financial year of the granting of the stock appreciation rights and approved by the general shareholders’ meeting. Stock appreciation rights do not, however, grant any entitlement to subscribe to shares but merely to cash compensation.

•	Certain positions receive additional remuneration: The chairman of the Supervisory Board receives an additional USD 100,000 for each full financial year, the deputy Supervisory Board chairman and each chairman of a Supervisory Board committee receive an additional USD 50,000 for each full financial year.
Members of the Supervisory Board are also reimbursed for all expenses that they incur in connection with the exercise of their position.

The individual Supervisory Board members received the following cash remuneration for the 2006/2007 financial year (the numbers are rounded to EUR 100):

Fixed remuneration
Supervisory Board member	in EUR (converted)
Peter J. Fischl	—
Richard Previte	70,500
Dr. Lothar Armbrecht	35,300
Michael v. Eickstedt (until 24 July 2007)	—
Johann Grundbacher	35,300
Professor Yoshio Nishi	70,500
Professor Dr. Claus Weyrich (since 27 August 2007)	3,400

Total:	215,000

The members of the Supervisory Board Peter J. Fischl and Michael von Eickstedt waived their right for remuneration.
Miscellaneous (Status as at 30 September 2007)
•	Members of the Supervisory Board are not granted any loans by the company.

•	The members of the Supervisory Board are part of a Group consequential loss liability insurance scheme (so called D&O Insurance). It is taken out or extended on an annual basis. The insurance covers the personal liability risk in the event that legal action for financial damages is taken against Supervisory Board members in the course of carrying out their work and the damages exceed 100% of the fixed annual remuneration of the Supervisory Board member that is the subject of the legal action in question. The deductible does not apply to legal defense expenses. Further, there is an insurance against criminal liability.

•	No further remuneration, in particular for consulting and brokerage work, was paid to the Members of the Supervisory Board.

Declaration of Compliance 2007 by Management Board and Supervisory Board of Qimonda AG pursuant to Sec. 161 of the German Stock Corporation Act (Aktiengesetz)
The Management Board and Supervisory Board declare that the recommendations of the “German Corporate Governance Codex Government Committee” (version dated 12 June 2006) notified by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been complied with in the financial year 2006/2007 and that these recommendations (version dated 14 June 2007) are being complied with. The following exceptions apply:
— The structure of the Management Board remuneration system is discussed and decided by the Presidential Committee of the Supervisory Board (Clause 4.2.2 of the DCGK).
— No age limit has been stipulated for Supervisory Board members (Clause 5.4.1 of the DCGK).
— Ordinary membership of committees of the Supervisory Board is not taken into account in the remuneration of the Supervisory Board (Clause 5.4.7 of the DCGK).
In respect of the specified deviation from Clause 4.2.2 of the DCGK, we believe that the involvement of the Presidential Committee also with the structure of the Management Board remuneration is more appropriate because this committee also decides on the individual remuneration.
In respect of the deviation from Clause 5.4.1 of the DCGK we believe that age in itself has no bearing on the qualification of Supervisory Board members.
We believe that the separate remuneration for ordinary membership in a committee of the Supervisory Board as recommended in Clause 5.4.7 of DCGK is not necessary in view of the overall level of Supervisory Board remuneration.
Further Remarks to the Declaration of Compliance 2007
Qimonda AG is listed on the NYSE (American Deposit Shares). American companies listed on the NYSE are subject to a number of capital markets laws (among others, the Sarbanes-Oxley-Act), regulations of the stock market supervisory authority (Securities and Exchange Commission — SEC) and NYSE regulations. For the largest part, these regulations also apply to us as a non-American company that is listed on a U.S. stock exchange (,,Foreign Private Issuer“). Since, however, we are not listed on a stock exchange in the European Economic Area, certain European and German law regulations do not apply to us – or only in part.
Thus, the obligations to act and disclose cited in Clauses 3.7, 6.1, 6.2 and 6.6 of the DCGK are complied with only to the extent that they correspond to obligations of the

Stock Corporation Act or of applicable provisions of US law. To the extent the specified disclosure obligations are stipulated in the German Act on Securities Trade (Wertpapierhandelsgesetz) or in the German Act on Securities Acquisition and Takeovers (Wertpapiererwerbs- und Übernahmegesetz) they do not apply for Qimonda AG, because we are not listed in Europe. Instead, the relevant U.S. capital markets law provisions are being complied with. We can not comply with the recommendation of Clause 2.3.2 of the DCGK to electronically transmit the invitation to the general shareholders’ meeting since the consent requirements can not be complied with because we are not listed in Europe.
As Qimonda AG is fully consolidated in the group financial statements of Infineon Technologies AG, Qimonda AG is – pursuant to Sec. 291 para. 2 of the Commercial Code – not required to prepare group financial statements pursuant to German law (cf. Clause 7.1.1 of the DCGK). Because of the listing of Qimonda AG on the NYSE, annual group financial statements are prepared according to U.S. GAAP; additionally, quarterly reports are published. Due to the exclusive listing on the NYSE, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) is not competent with respect to enforcement vis-à-vis Qimonda (cf. Clause 7.1.2 of the DCGK). Qimonda is, however, subject to enforcement provisions of the SEC and the NYSE.

MANAGEMENT REPORT for Financial Year 2007
of QIMONDA AG,
MUNICH
(Translated English Language Version)

Management Report for the Financial Year 2007
     Qimonda AG is the controlling company of the Qimonda Group and exercises the relevant management and corporate functions. Qimonda AG carries out essential corporate functions for the whole group such as finance and accounting, human affairs, strategic and manufacturing-oriented R&D activities, international marketing communication and co-ordinates the logistical processes throughout the group. Qimonda AG does not have its own manufacturing facilities.
     Qimonda AG’s commercial situation, the course of its business and future development including major risks and opportunities are decisively influenced by its role as the holding company and invoicing hub for the Qimonda Group without its own manufacturing facilities. The management report therefore makes frequent reference to developments within the group from which Qimonda AG’s own operational development stems.
     Since Qimonda AG only started business operations on 1st May 2006, a comparison with the previous year is not meaningful. Frequent reference is made therefore in the management report, in describing the development of operations, to developments during the past year in the Qimonda group in comparison.
     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.
Economic Situation and Trend of Business in the Financial Year 2007
Origin of the Company
     The company was established in May 2004 under the name INVOT AG as a 100% subsidiary of Infineon Technologies AG and was registered under the official number HRB 152545 with the District Court in Munich. The company was re-named Qimonda AG on April 6, 2006. On April 25, 2006 the company’s 50,000 shares each with a nominal value EUR 1 were consolidated into 25,000 shares each with a nominal value of EUR 2. The share capital was increased to EUR 264,627,950 on the same day (capital increase I).
The annual shareholders’ meeting held on April 25, 2006 also decided to increase the share capital by a further EUR 335,372,050 to EUR 600,000,000 (capital increase II).
     With commercial effect from May 1, 2006 and based on an aggregation contract, Infineon added all the activities and assets of the Memory Products division to Qimonda AG. Infineon was granted 132,288,975 shares in return.
     On May 4, 2006 the company signed, by way of a post-formation acquisition, a contract with Infineon Technologies Holding B.V. in Rotterdam, the Netherlands, introducing and transferring all the shares in Infineon Technologies Central B.V. in Rotterdam, the Netherlands — later Qimonda Holding B.V. In return, Infineon Technologies Holding B.V. was granted 167,686,025 shares in Qimonda AG.
     On July 27, 2006 the shareholders agreed to increase the share capital by EUR 84,000,000 through the issue of 42,000,000 new shares (capital increase III), which were introduced onto the market as part of the initial public offering of the company on the New York Stock Exchange which took place on August 9, 2006.
     Until July 17, 2006 44% of Qimonda AG was owned by Infineon Technologies AG, Munich, and 56% by Infineon Technologies Holding B.V. in Rotterdam. On this date the shares owned by Infineon Technologies Holding B.V. were transferred to Infineon Technologies Investment B.V., both domiciled in Rotterdam.
     On August 9, 2006 Qimonda AG’s shares were quoted for the first time on the New York Stock Exchange under the trading abbreviation QI. In addition, Infineon Technologies AG itself disposed of 6,300,000 shares as part of the initial public offering.

     On 25 September 2007, the Infineon Technologies AG placed 28,750,000 shares in Qimonda AG. Since then Infineon Technologies AG owns 28.44% and Infineon Technologies Investment B.V. owns 49.03% of the shares in Qimonda AG. This means that ownership of 22.53% of the shares is free float.
     In addition the Infineon Technologies Investment B.V., Rotterdam, a wholly owned subsidiary of Infineon Technologies AG, issued an exchangeable bond (also included an additional greenshoe). During almost the entire period the exchangeable note grants to the investors of this subsidiary instead of a refund in cash Qimonda shares. If all bondholders make use of their conversion right, the free float of Qimonda increases under consideration by Infineon granted greenshoes for a further 6%.
     Qimonda achieved no revenue from sales of Infineon’s sold or hired shares in the last financial year.
     Qimonda AG’s financial year begins on October 1 of the year and ends on September 30 of the following year.
     Important developments in the Qimonda Group since beginning of October 2006 were as follows:
•	Starting January 1, 2007 until August 31, 2007 and thereof since March 2007 in its own name the company ran the distribution of electronic components, electronic systems and software in the sales region Europe, Middle East and Africa, including all related activities, such as marketing, logistics, quality assurance and finance for Qimonda AG based on an agency agreement. Based on the transfer agreement dated August 10, 2007 Qimonda AG carved out its European sales and distribution activities in Qimonda Europe GmbH. Since September 1, 2007 and based on the distribution agreement with Qimonda AG dated August 10, 2007, the activities also include the sale of products to third parties.

•	Qimonda AG and Semiconductor Manufacturing International Corporation (SMIC), Shanghai signed an agreement to expand their existing cooperation. Under the terms of the agreement, Qimonda will transfer its 80nm DRAM trench technology to SMIC’s 300mm facility in Beijing and SMIC will manufacture DRAMs for computing applications in this technology exclusively for Qimonda. Furthermore, the agreement includes the option to transfer Qimonda’s 75nm technology to SMIC in the future.

•	SanDisk Corporation and Qimonda AG entered into an agreement to jointly develop and manufacture power mobile DRAM in a jointly owned manufacturing site based in Portugal.

•	Qimonda intends to build its first 300mm manufacturing plant for about 2 bill. EUR in Asia. The new fab is planned to go productive in 2009.

•	Qimonda decided to cooperate with the Italian semiconductor company EEMS SpA for a Back-end Facility in its plant located in Suzhou (China).

•	Qimonda AG decided to set up a new Development Center for the development of memory products in its existing plant for assembly and test in Suzhou, China. The additional development capacities will serve Qimonda’s target to further expand and diversify its product portfolio.

•	Qimonda AG extended its GDDR3 (Graphics Double Data Rate 3) product portfolio with a new 1 Gigabit GDDR3 memory component. Additionally Qimonda upgraded all its existing GDDR3 products with new high performance speed grades.

•	Qimonda has started the shipment of new DDR3 components and modules to leading motherboard vendors and manufacturers of overclocking memory modules as one of the first DRAM suppliers. In addition, Qimonda’s next generation DDR3 DRAM products have been validated on Intel reference platforms.

Our Business
     The Qimonda Group is one of the world’s leading semiconductor manufacturers. It drafts, develops, manufactures and markets a wide range of semiconductor products and complete system solutions. According to the market research institute Gartner, Qimonda was, based on turnover and yielded bit volume, world-wide the third biggest DRAM manufacturer with a market share of approximately 16% in calendar year 2006. In the first half of calendar year 2007 our rank three regarding DRAM turnover could be maintained and we were the fourth largest DRAM manufacturer, measured on the yielded bit volume, what corresponds to a market share of approximately 13%, according to the market research institute iSuppli. According to Gartner in the past five calendar years we held a market share of between 12 % und 16 % and were based on turnover among the worldwide four biggest DRAM suppliers.
     Our most important products are DRAM components and modules which are used in a wide range of electronic products. Our manufacturing plants, investments and customers are located mainly in Europe, Asia and North America.
Description of the Semiconductor Industry and the Factors Influencing our Business
     Our business and the whole semiconductor industry is marked by a high degree of cyclical change. It is characterized by constant and rapid technological changes, swift product obsolescence and price erosion, the constant establishment of new standards, short product life-cycles and sharp fluctuations of supply and demand for products.
Cyclical Nature of the Business
     The cyclical nature of the semiconductor business is based on a complex interplay of factors, mainly the fluctuating nature of demand for end-products which contain semiconductors and fluctuations in available semiconductor manufacturing capacity. This cyclical nature is particularly marked in the field of memory products. Because planning, construction and commissioning of semiconductor manufacturing plants can take several years, semiconductor manufacturers tend to invest in times of favorable market conditions in this way to be in a position to react to possible future increases in demand. The supply of chips on the market can expand enormously should more than one of the new manufacturing plants come on stream within the same time frame. In the absence of a sustained increase in demand this behavior typically leads to excess manufacturing capacity and an over-supply of goods followed by a drastic collapse in the prices of semiconductors. In the past manufacturers reduced investments in new manufacturing facilities when prices fell. When the demand for chips picks up again, prices increase without the commissioning of additional manufacturing capacity, which in turn leads to a new investment cycle. Since the industry is capital-intensive and decisions on the purchase of new manufacturing locations have to be made well in advance of a planned expansion, the semiconductor industry generally reacts sluggishly to a decline in demand.
     It is our aim to reduce the influence of cyclical change in the field of memory products through continuous investment in manufacturing capacity throughout the whole cycle, and co-operation and contract-manufacturing agreements, so that we can react more flexibly to cyclical changes. We are convinced that we can improve our gross profit on sales through focusing our investments on two core areas: the continuous improvement of our cost structure and of our productivity through the introduction of progressive memory process technologies and the development and marketing of a diversified product range focused particularly on less volatile applications with higher margins such as infrastructure, high resolution graphical and mobile applications and applications in the field of consumer electronics.

Major Expenditure on Research and Development and on Investments
     Semiconductor manufacturing is highly capital-intensive. The manufacturing capacity necessary for a competitive cost structure requires heavy investment in production equipment. Manufacturing processes and product design are based on advanced technology which is preceded by considerable expenditure of research and development. This applies to Qimonda AG as the controlling company in the Qimonda group only with respect to research and development since the parent company does not operate any manufacturing plant.
     The market for DRAM memory products is especially dependent on relationships between supply and demand which are beyond our control. A key factor in ensuring profitability is for us therefore the continuous reduction of unit costs through lower manufacturing costs and the increase in the quantity manufactured.
     It is also our aim, in order to reduce total costs within the group, to share costs of research and development and of manufacturing equipment with third parties. This goal is served by alliances and agreements on contract-manufacturing. We believe that cooperations, such as alliances for research and development, and manufacturing and foundry partnerships, provide us with access to several benefits that can be derived from improved economies of scale. These benefits include sharing risks and costs with our business partners, reducing our capital requirements, developing a broader range of products, gaining technical know-how and accessing additional production capacities. Together with Nanya, we are developing DRAM-Technologies on the basis of 75-nanometer and 58-nanometer structures. In order to increase our manufacturing capacity and accordingly our turnover base without ourselves having to invest in manufacturing plant, we have also entered into contract-manufacturing agreements in Asia with Semiconductor Manufacturing International Corporation (SMIC), Shanghai, China, with Winbond Electronics Corporation, Hsinchu, Taiwan (Winbond) and with EEMS S.p.A., Cittaducale, Italy.
We plan to increase the number of units produced through productivity improvements in the manufacturing area and the production of smaller chips based on a reduced structural size, i.e. more bits per chip surface and more chips per wafer through the use of larger wafers. In the field of DRAM processing technology about 75% of our capacity is based on structures smaller or even 90 nanometer. We aim at 50% of our capacity being based on smaller or even 80 nanometer structures until the end of calendar year 2007. During the financial years 2005 and 2006 the Infineon group’s former Memory Products division increased its 300 millimeter capacity through a continuous expansion of capacity with the cooperative enterprises Nanya, Inotera, and the beginning of the expansion of capacity at SMIC in Beijing as well as in the Richmond factory. The share of memories produced on 300 millimeter wafers was expanded to 73% in the financial year 2007 through continuous ramp-up of 300 millimeter production in Richmond and new capacities made available by the manufacturing partners Inotera and Winbond
Technological Development and Competition
     Selling prices per unit are volatile and over time are generally in decline due to technological development and competitive pressure. Memory products in particular are standardized products. The standardization of most specifications allows customers to switch suppliers at short notice. This leads to strong competition within the market and forces manufacturers to pass cost reductions on to the customer in order to expand market share.

     It is our aim to offset the effects of declining prices on our profits by increasing sales volume and optimizing the product-mix. We are countering further effects on gross profit through a continual reduction in unit costs. Increases in sales volume are dependent on the availability of capacity and partly on improved productivity in the manufacture of semiconductors. Seen from a historical perspective, the reduction of size in production has doubled the number of functioning elements every two years. This trend, also known as “Moore’s Law”, has led to an annual average growth rate of 40 to 45% in bit volumes and, assuming constant prices for a square centimeter of silicon, to an annual reduction in costs of approximately 30 per cent per bit.
Dependence on Seasonality
     Experience shows that the strongest quarter in terms of sales is the fourth quarter of the financial year whilst sales in the first and second quarters are weaker. The seasonality of our sales reflects the seasonal demand for the products which use our semiconductors. When anticipated sales and supplies do not occur as expected, over-proportionate expenses and inventories can arise in the quarter which can negatively influence the quarter’s results and possibly the results of the following quarters.
Acquisition and Disinvestment Strategy
     The acquisition and the disinvestment of businesses, assets, products or technologies is a key factor in our business strategy which shortens the development time of new technologies and products and their introduction onto the market and optimizes our existing product range, our coverage of the market, the use of engineers as well as our technological know-how. We plan to continue to investigate strategic opportunities as they arise. This includes acquisitions of companies, strategic partnerships, investments and the purchase or sale of assets.
Intellectual Property
     Due to the high-tech nature of the semiconductor industry, intangible assets based on protected technologies such as intellectual property are of considerable importance. Companies generally make their patented intellectual property available to third-parties in return for license fees. It can be difficult and expensive to resist infringements by third-parties or to defend oneself from the lawsuits launched by third-parties who claim that their rights have been infringed. Internally-developed Intellectual property is not capitalized. Only intellectual property which has been purchased or is used under a licensing agreement is shown in the balance sheet and amortized over the anticipated commercial and technical useful life of the asset. The development of valuation principles for purchased intellectual property is generally highly complex.
Description of the Semiconductor Market in the Financial Year 2007
     After an increase of 20.5% in the semiconductor market during calendar year 2006 according to World Semiconductor Trade Statistics (WSTS), WSTS forecasted in May 2007 growth in the calendar year 2007 of only 2.2%. According to WSTS, the semiconductor market will expand sales mainly in the Asia-Pacific area with a forecast growth rate of 5.5% in 2007. A growth rate of 2.6% is anticipated for the Japanese market. According to this forecast Europe will report modest growth of 3.9% and America will shrink by 7.6%.

Results of Operations of Qimonda AG
Results of Operations as a percentage of sales
     Items in the statement of operations:

	For the financial	For the financial
	year ended	year ended
	September 30, 2006 (1)	September 30, 2007 (1)
Net Sales	100.0%	100.0%
Cost of Sales	(87.2)	(98.7)

Gross Profit	12.8	1.3

Research and Development expenses	(5.3)	(5.2)
Selling and general administrative expenses	(2.2)	(0.8)
Other operating expenses	(1.1)	0.0

Operating income	4.2	(4.7)

Result from investments (net)	(4.2)	0.4
Financial result	0.1	0.4

Income before income taxes	0.1	(3.9)

Income tax expense	(1.9)	0.2

Net loss	(1.8)%	(3.7)%

(1)	Variances possible as a result of rounding differences. Negative values are shown in parantheses.
Net Sales
     We generate income mainly from the sale of semiconductors and systems solutions. We generate further turnover amounting to less than 1 per thousand of sales through activities such as the granting of licenses on our intellectual property.
     Due to the invoicing structure within the Qimonda Group with Qimonda AG as invoicing hub, an aspect which is governed by the organization of the business, the parent company’s sales include kEUR 6,677,369 (prior year: kEUR 2,728,803) of shipments and services supplied to affiliated companies engaged in manufacturing and distribution. The increase mainly derives from the carve out of the European sales activities into Qimonda Europe GmbH. Consequently in the past financial year 95% (prior year: 88%) of sales related to affiliated companies.
     There are obligations from transfer price agreements with affiliated companies, which essentially have duration of three months.
     The price, which is named in the transfer price agreements between the sales locations of Qimonda AG and Qimonda AG itself is designated the “transfer price sales.” The value level of the “transfer prices sales” is the sales price minus the marketing margin and is calculated using the customer sales price minus a normal market gross margin. The reduction covers the costs of the sales location plus a reasonable profit.
     If the operating profit of an affiliated company does not correspond to the in advance agreed value, an appropriate settlement of the profit is made.
     The range of our memory products includes Dynamic-Random-Access-Memory (DRAM) chips for computers and other electronic devices. We also offer a limited range of non-volatile flash memory products, which are used in consumer electronics in digital cameras or mobile telephones.
     Most of the sales made by the Qimonda group are made through our direct distribution network which is organized in subsidiary companies. Roughly 12 % of group sales were made by distributors in both periods.

Our sales fluctuate due to a variety of factors, including:
•	the market prices of our products,

•	our total product mix and our sales volume,

•	the point in time in the product’s life-cycle

•	the effects of competition and competitive pricing strategies.

	For the financial	For the financial
	year ended	year ended
	September 30, 2006	September 30, 2007
	In kEUR, except	In kEUR, except
	percentages	percentages
Net Sales	3,093,498	7,013,847
thereof:
License revenue	1,498	8,456
Percentage of Net Sales	0.0%	0.1%
     Due to a sustained change in product mix in favor of the product lines with high margins - graphics, mobile products, consumer DRAM products — it was possible in spite of the pressure on prices to increase the quantity sold in 2006. The trend to higher bit shipments continued in financial year 2007, with stronger than expected bit growth in the PC market.
     Our average selling prices declined 29% during the past financial year compared with 2006, due to a significant deterioration of average selling prices since the beginning of calendar year 2007. In addition the resumed depreciation of the U.S. dollar against the euro in the twelve months of the 2007 financial year had a negative effect on our net sales.
     Despite the continuous price pressure, we were able to retain positive operating income in the first six months of our 2007 financial year as we focused on our strategic direction. However, for the 12 months ended September 30, 2007, we incurred an operating loss due to the significant price decline for DRAM products in the second and third quarter of our 2007 financial year.
Net Sales by Region and by Customer

	For the financial	For the financial
	year ended	year ended
	September 30, 2006	September 30, 2007
	In kEUR	In kEUR
Germany	285,879	719,064
Europe w/o Germany	719,875	1,257,775
Asia/Pacific	1,260,991	3,422,520
America [NAFTA]	660,092	409,180
Japan	165,521	1,204,173
Other regions	1,140	1,135

Total	3,093,498	7,013,847

     0.4% of sales were made during the past financial year with the Infineon Group. The sales to Infineon include both direct sales to the group accounting for 0.5 % of the total as well as sales to the Infineon sales organization for re-sale to third parties accounting for 99.5%.

Cost of Sales — Gross Margin
     Due to the system of transfer prices, the prices charged to us by affiliated parties include principally the following costs of sales:
•	direct materials, principally raw wafers;

•	employee costs;

•	overhead, including maintenance of production equipment, indirect materials (such as photo masks) and royalties;

•	depreciation and amortization;

•	subcontracted assembly and testing services;

•	production support, including facilities, utilities, quality control, automated systems and management functions; and

•	foundry production (including chips we purchase from our Inotera joint venture).
     In addition to sales-related factors, the gross margin is also influenced by the following factors:
•	amortization of purchased intangible assets;

•	product warranty costs;

•	provisions for excess or obsolete inventories or lower market prices as of the balance sheet date; and

•	government grants, which we recognize over the remaining useful life of the related manufacturing assets.
     There are obligations from transfer price agreements with affiliated companies, which essentially have duration of three months.
     We show the costs of material supplied by our joint ventures and other affiliated and associated companies such as Inotera under cost of sales. These supplies from associated and affiliated companies amounted to kEUR 5,436,955 (prior year: kEUR 2,282,181) in the reporting year 2007.

	For the financial	For the financial
	year ended	year ended
	September 30, 2006	September 30, 2007
	In kEUR, except	In kEUR, except
	percentages	percentages
Costs of Goods Sold	(2,698,961)	(6,925,652)
Percentage of net sales	(87.2)%	(98.7)%
Gross profit on sales	12.8%	1.3%
     The increase in Cost of Goods Sold compared to financial year 2006 is due to several effects. Apart from the strong price decline and foreign exchange fluctuations like mentioned above, the transfer price model that has been introduced beginning 2007 is influencing the margin. While Frontends participate in the entrepreneurial risk (residual profit) of Qimonda Group, Backends are remunerated based on full manufacturing costs at the site plus a reasonable markup. Consequently Qimonda AG is in a situation that due to the strong market price fluctuations and instead of the cost of sales that declined in the group the margin is low.

Research and Development Expenses
     Research and development (R&D) expenses consist primarily of personnel expenses, material costs, depreciation and maintenance of equipment used in our research and development efforts and contracted technology development costs. There are contracts with the Infineon group relating to current research projects in place that generally run until September 30, 2007.
     Material costs include expenses for development wafers and costs relating to pilot production activities prior to qualification. R&D expenses also include our joint technology development arrangements with partners such as Nanya.

	For the financial	For the financial
	year ended	year ended
	September 30, 2006	September 30, 2007
	In kEUR, except	In kEUR, except
	percentages	percentages
R&D expenses	(163,089)	(364,819)
Percentage of net sales	(5.3)%	(5.2)%
Selling and General Administrative Expenses
     Selling expenses consist primarily of salaries and benefits for personnel engaged in sales and marketing activities, costs of customer samples, non-R&D costs related to developing prototypes, other marketing incentives and related marketing expenses.
     General administrative expenses consist primarily of salaries and benefits for administrative personnel, non-manufacturing related overhead costs, consultancy, legal and other fees for professional services, and recruitment and training expenses. They also include expenses arising from contracts with the Infineon Group for the mutual provision of services for staff functions in IT, finance, purchasing and human resources and which generally run until September 30, 2007. Qimonda AG wishes to terminate these contractual relationships as soon as possible.

	For the financial	For the financial
	year ended	year ended
	September 30, 2006	September 30, 2007
	In kEUR, except	In kEUR, except
	Percentages	percentages
Selling and general administrative expenses	(68,751)	(56,242)
Percentage of net sales	(2.2)%	(0.8)%
     Selling expenses considered on a comparable base are slightly lower than in the prior financial year. The effect from the carve out of sales activities into Qimonda Europe GmbH was compensated by increased costs from additional marketing efforts.
     Relating to the introduction of the new transfer price model in financial year 2007 frontend sites received additional cost charges from central functions Audit, Business Continuity & Compliance, Communications, Finance and Treasury Human Resources and IT. This resulted in a significant decrease of administration expenses compared to financial year 2006.

Other Items in the Statement of Operations

	For the financial	For the financial
	year ended	year ended
	September 30, 2006	September 30, 2007
	In kEUR, except	In kEUR, except
	percentages	percentages
Other operating expenses	(34,351)	(21)
Percentage of net sales	(1.1)%	(0.0)%
Other operating income	1,590	517
Percentage of net sales	0.1%	0.0%
     Other operating expenses. Other operating expenses of kEUR 21 incurred in the financial year 2007 related to the disposal of assets.
     Other operating income. Other operating income of kEUR 517 results mainly from credit notes for development expenses.
Earnings before Interest and Taxes (Ebit)
     We define EBIT as earnings before interest and taxes. Management uses Ebit as an index in setting budget and operating objectives in order to manage the business and judge its success. Qimonda reports Ebit data to give investors meaningful information on the success of the company’s operations. Ebit is derived from the statement of income as follows:

	For the financial	For the financial
	year ended	year ended
	September 30, 2006	September 30, 2007
	In kEUR	In kEUR
Net loss	(54,353)	(261,777)
adjusted by: Income tax expense / (benefit)	58,742	(11,887)
Financial result (earnings)	(4,588)	(32,174)

Ebit	(199)	(305,838)
Results from Investments (net)
     A control and profit and loss transfer agreement was concluded between Qimonda AG and Qimonda Europe GmbH, Munich, which resulted in an income transfer of kEUR 8,004 at the year-end.
     A control and profit and loss transfer agreement between Qimonda AG and Qimonda Flash GmbH resulted in a loss transfer of kEUR 33,856 at the year-end.
     Furthermore, kEUR 18,884 were in phase withdrawn from the loss of Qimonda Dresden GmbH & Co. oHG, Dresden and a dividend of kEUR 74,960 from Inotera Memories Inc. in Taoyuan, Taiwan, was accounted for as income.
With the Liquidation of the Hwa Keng Investments, Taipei, Taiwan, a profit of kEUR 7,276 was obtained. The sale of all shares of Ramtron International Corp., Colorado Springs, USA, was carried out with a small loss.

Financial Result
     We earn interest mainly on cash and securities. We incur interest expenses mainly as a result of bank loans.

	For the financial	For the financial
	year ended	year ended
	September 30, 2006	September 30, 2007
	In kEUR, except	In kEUR, except
	percentages	percentages
Financial result (earnings)	4,588	32,174
Percentage of net sales	0.1%	0.4%
Income Tax Expense

	Financial Year ending	Financial Year ending
	September 30, 2006	September 30, 2007
	In kEUR, except	In kEUR, except
	percentages	percentages
Income Tax expense / benefit	(58,742)	11.887
Percentage of net sales	(1.9)%	0.2%
     Income from income tax expense in the amount of kEUR 28,694 mainly contain a receivable from prior year tax prepayments and partial dissolution of prior year tax accruals for corporation taxes including the solidarity tax and trade tax.
     In addition withholding taxes in the amount of kEUR 14,333 from dividend payments by Inotera Memories Inc. and kEUR 2,474 from licenses, income from liquidation of Hwa Keng Investments, Taipei, Taiwan and loans to affiliated companies were deducted.
Description of Qimonda AG’s Net Assets Position
     On September 30, 2007 Qimonda AG shows total assets of kEUR 5,407,619. Fixed assets amount to kEUR 3,171,082, current assets to kEUR 2,232,021 and deferred expenses to kEUR 4,156. Fixed assets increased during the financial year starting from kEUR 3,068,209 slightly by kEUR 102,873. While tangible assets decreased slightly due to the carve-out of the sales activities into Qimonda Europe GmbH, intangible assets increased mainly due to the transfer of intellectual property from Flash GmbH to Qimonda AG by kEUR 10,914 and due to the acquisition of a license from Hitachi by kEUR 13,121 up to kEUR 91,036. Investments in affiliated companies increased mainly due to the transfer of Qimonda Japan K.K, Tokyo, Japan in the amount of kEUR 76,700 and decreased due to the carve out of the sales activities into Qimonda Europe GmbH, Munich in the amount of kEUR 2,631. Furthermore, based on their investment in investment funds, the assets of the Qimonda Pension Trust e.V. and the Qimonda Altersteilzeit e.V. have been classified to financial assets with an amount of kEUR 26,591 in financial year 2007. In prior year they were presented as cash.
     Financial assets account for 56% (prior year 48.5%) of total assets. The three principle long-term investments – Qimonda Holding B.V. in Rotterdam, the Netherlands, Inotera Memories Inc. in Taoyuan, Taiwan and Qimonda Dresden GmbH & co. oHG, Dresden – account for more than 94% of the financial assets.
     The principle items in the current assets are accounts due from affiliated companies and liquid funds. The accounts due from affiliated companies are made up of trade accounts receivable of kEUR 314,857 and of kEUR 546,184 loans to affiliated companies. The reduction in trade account receivables third party is due to the transfer of the sales activities to Qimonda Europe GmbH, while the trade account receivables with affiliated companies mirror the sales and price development since the beginning of the year.

     About 66% of liabilities are made of accounts due to affiliated companies, of which kEUR 87,302 relate to trade accounts payable. The remaining amount of kEUR 403,590 mainly relates to loans from affiliated companies. The development in accounts due to affiliated companies shows the influence of the new transfer price model, which compared to prior year when the remuneration was based on cost plus a margin, now with its market price orientation results in a decline. A similar effect show trade accounts due to third parties where purchasing at silicon foundry partners like Winbond or SMIC is driven by market prices too.
     Qimonda AG reported a shareholders’ equity ratio of 83% (prior year 76%) on September 30, 2007. The return on shareholders’ equity is minus 5.8%.
     Equity-to-fixed-assets ratio (shareholders’ equity in relation to fixed assets) is 141% (prior year 152%) and the leverage (debt in relation to shareholders’ equity) 21% (prior year 31%).
Description of Qimonda AG’s Financial Position
Cash Flow
The cash flow shows outgoing cash flow from current business operations of kEUR 289,183 (prior year: incoming cash flow of kEUR 6,546). The decrease in the item receivables is due mainly to a change in trade accounts receivable as a result of the transfer of the sales activities to Qimonda Europe GmbH. The decrease in liabilities is due to trade accounts payable and royalty and tax liabilities. Accounts receivables from and accounts payables to affiliated companies are netted against each other in the middle of the following month as part of a cash pooling system and as such are of a short-term nature.
The cash flow resulting from investment activities is influenced primarily by investments in fixed assets and in financial assets (Pension Trust and Altersteilzeit Trust) and income from asset disposal.
The cash inflow resulting from financing activities is influenced primarily by measures relating to group financing.
Net Cash Position
     The following table shows our gross and net cash position as well as financing liabilities by maturity. This presentation is not an outlook of the available cash funds in the coming accounting period.

	Payment due in:
							5 years
		Less than	2-3	2-3	3-4	4-5	and
as of Sept 30, 2007	Total	1 year	Years	years	years	years	more
				In kEUR
Cash and Cash Equivalents	498,550	498,550
Marketable Securities	130,786	130,786

Gross Cash Position	629,336	629,336
Less:
Short-term Indebtedness	338,514	338,514

Total Indebtedness	338,514	338,514

Net Cash Position	290,822	290,822

     Our gross cash position – defined as cash and marketable securities held as current assets – in the past financial year is kEUR 629,336.
     The net cash position – cash and marketable securities less financial liabilities (both short and long-term) – amounts at kEUR 290,822.
     In order to secure our cash position and to guarantee flexible liquidity we have implemented a guideline which places restrictions on the amount of investments with respect to business partners, ratings, industry, term and financial instruments.

Commitments and Contingencies (1)

In kEUR	Payment due in:
		Less					5 years
		than 1	1-2	2-3	3-4	4-5	and
As of September 30, 2006 (2)(3)(4)	Total	year	years	years	years	years	more
Contractual commitments
Operating lease payments	41,929	16,860	15,784	9,285	0	0	0
Unconditional purchase commitments	138,595	138,165	247	135	40	8	0
Other tong-term commitments	42,862	13,063	9,050	7,287	7,287	5,820	355

Total contractual commitments	223,386	168,088	25,081	16,707	7,327	5,828	355

Other contingencies:
Rent and guarantees	41,627	19,272	176	670	0	17,634	3,875
Contingent government grants (4)	59,017	0	0	0	8,835	5,109	45,073

Total contractual commitments	100,644	19,272	176	670	8,835	22,743	48,948

(1)	In part already shown as a liability in the balance sheet.

(2)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included in this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(3)	Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based in part on future market prices, and are accordingly not quantifiable as of September 30, 2007. Purchases under these agreements aggregated approximately kEUR 1,130,575 for the 2007 financial year.

(4)	“Contingent government grants’’ refers to amounts previously received that are related to the financing of certain production facilities, but that are not guaranteed otherwise. These could be repayable if the total project requirements are not met.
Capital Expenditures
     We spent approximately kEUR 36,000 in financial year 2007 on property, plant and equipment and intangible assets related to product development and the ramp-up of corporate functions. Depending on the business situation, we anticipate that we expect to spend between kEUR 8,000 and kEUR 10,000 on property, plant and equipment in 2008.
Credit Facilities
     We have historically relied (directly or indirectly) on Infineon to provide financing for a portion of our financing and capital requirements. Under our Master Loan Agreement with Infineon Technologies Holding B.V., we have kEUR 343,602 drawn at September 30, 2006 with initial maturities in July and August 2007 . We repaid this loan until April 2007. Furthermore we have agreed not to make any further drawings from this loan.
     In addition we have established both short- and long-term credit facilities with a number of different financial institutions in order to meet our anticipated funding requirements. The credit facilities amount to KEUR 72,000 of which were completely available on September 30, 2007. The credit facilities consist of short-term working capital and cash management funds.

In kEUR	as of September, 30, 2007
	Purpose / Intended
Term	Use	Aggregate Facility	Drawn	Available
Short-term	working capital, cash	72,000	0	72,000
	management

Total		72,000	0	72,000

     In July 2006 we entered into a multicurrency revolving loan facility in an aggregate principal amount kEUR 250,000 and a maturity of three years. We have terminated this loan on September 28, 2007. The voluntary termination relates to restrictions we would have had in relation to the sale of fixed assets in sale and lease back transactions. On September 28, 2007 such a transaction for part of the 200mm assets of our manufacturing plant at Qimonda Richmond was concluded in the group and management thinks about concluding further similar transactions.
     Taking into consideration the financial resources available to us, including our internally generated funds and currently available borrowing facilities, we believe that we will be in a position to fund our capital requirements in the 2008 financial year.
Derivatives
     The company concludes short-term and long-term foreign exchange contracts. The goal of these transactions is the reduction of market risks due to changes in currency relations for cash flows in a foreign currency. Derivative financial instruments are not employed by the company for trade or speculative purposes.
     The nominal and market values of the derivatives, which were held by the company as of September 30, 2007, are shown in the following table:

					Fair market value at
in kEUR	Nominal amount				September 30, 2007
	Maturity				Maturity
Foreign exchange related	up to	1-5	>5		up to	1-5	>5
instruments	1 year	years	years	Total	1 year	years	years	Total
Foreign Exchange contract short, purchase FX, sale	258,23			258,23
EUR	5	0	0	5	(6,207)	0	0	(6,207)
Foreign exchange contract long, sale FX, purchase	646,42			646,42
EUR	4	0	0	4	16,160	0	0	16,160
Foreign exchange contract long, sale JPY, purchase USD	16,479	0	0	16,479	(158)	0	0	(158)

Total	921,138	0	0	921,138	9,795	0	0	9,795

     Losses from derivative financial instruments are included in the statement of operations. Losses, which can be assigned to the operating business, are primarily listed in the costs of sales and those, which originate in connection with financial transactions, are shown in other operating income or expenses.
     The market values of the derivative financial instruments were determined based on accepted financial mathematical valuation methods using quoted market data.

     If evaluation units exist, profits and losses from changes to the current values of the financial instruments are balanced. A contract loss accrual in the amount of the exceeding loss is made for anticipating losses from pending business transactions. An overall valuation profit is in principle not considered for the determination of earnings, according to Section 252 Para 1 No. 4 of the German Commercial Code.
     The derivatives are shown with a book value in the balance sheet item “other accruals” under contract loss accrual in the amount of kEUR 6,365.
Pension Plan Funding
     For the first time, valuation of pension accruals according to the German Commercial Code (“HGB”) was carried out last year in accordance with the “Projected Unit Credit Method” as laid down in accounting standard FAS87. The projected benefit obligation (PBO), is based on an actuarial calculation and amounts to kEUR 34,008. The market value of the plan’s assets on September 30, 2007 was kEUR 27,013. The plan’s assets are held in trust on behalf of Qimonda AG by the Qimonda Pension Trust e.V. and the Qimonda Altersteilzeit Trust e.V. The Qimonda Pension Trust e.V. invested kEUR 25,856 in investment funds.
     We have estimated a return on plan assets to be 6.3% for the next financial year.
     Our investment strategy for the pension plan is marked by a certain degree of flexibility in order to react to investment opportunities as soon as possible as they arise. Simultaneously, proper indices ensure that our obligations to exercise care and prudence in managing the investment program are fulfilled. The pension fund’s assets are invested by several fund managers in cooperation with investment advisers. The plan foresees a mixture of active and passive investment strategies. The objective is, whilst taking account of the maturity of the pension obligations, to maintain a portfolio of investments consisting of shares, fixed-interest paper and other securities in order to maximize at a certain level of risk the total return on investment. The investment risk is monitored by means of regular checks on the portfolio, meetings with investment advisers and calculations of liabilities due. Investment methods and strategies are periodically reviewed and attention paid to every change in the structure of the pension plan, to market conditions or to other essential points in order to ensure that the goals of the pension plans are achieved.
     The distribution of our pension plan’s assets is based on an evaluation of the business and financial situation, demographic and actuarial data, financing possibilities, business-related risk factors, analyses of market sensitivity and other relevant factors. Overall the distribution is intended to make the plan’s assets secure and simultaneously to ensure adequate stable — for example inflation-proofed — income, in order to meet both current and future pension commitments. Due to the active nature of the portfolio management , the actual distribution of assets can vary from planned within certain limits. In accordance with our guidelines, the pension plans do not invest in the company’s own shares.

Employees
     The following summary shows the composition of our headcount by location on 30th September 2007.

	Number	Number
	September 30, 2007	September 30, 2006
Campeon, Neubiberg	839	814
Munich-Perlach	578	745
Erlangen	11	5
Other Germany	5	0

Total	1,433	1,564

	Number	Number
	September 30, 2007	September 30, 2006
Executive Employees	80	117
Non-tariff Employees	580	599
Tariff Employees	771	846

Total Employees	1,431	1,562
Industrial Employees	2	2

Total	1,433	1,564

     The extension of research capacities located in Munich was the main reason for the recruitment of additional employees during the financial year 2007.
Remuneration of the Board of Directors and the Supervisory Board
     Remuneration of the supervisory board for the financial year 2007 amounted to kEUR 215.
     In addition, the members of the supervisory board receive 5,000 stock appreciation rights for each full financial year. The stock appreciation rights may be exercised according to the provisions of the respective stock option plan in place. In the past financial year 5,000 stock appreciation rights have been assigned to Mr. Previte, Mr. Nishi, Mr. Grundbacher and Dr. Armbrecht each and 486 stock appreciation rights to Prof. Weyrich.
     The board of directors received fixed salary components in the amount of kEUR 2,250 for financial year 2007. Additional provisions in the amount of kEUR 1,000 were recorded in financial year 2007 for the variable remuneration of the board of directors.
     According to the Qimonda Stock Option Plan 2006 the exercise price for the options is 100% of the average of the opening price of the Qimonda ADS at the NYSE during the five trading days preceding the grand date. The options that have been assigned on November 24, 2006 have an exercise price of USD 15.97. The fair value of one option is estimated to be USD 4.23 as of the grant date.

     Members of the board of directors in the past financial year received stock options as follows.

Members	Numbers of Stock Options
Kin Wah Loh	200,000
Thomas Seifert	100,000
Dr. Michael Majerus	100,000
     The remuneration of the members of the board of directors is shown in the following table:

		Individual Performance		Additional
in EUR	Base Salary	Bonus		compensation 1)
Kin Wah Loh	1,050,000			63,832
Thomas Seifert	600,000			25,291
Dr. Michael Majerus	600,000			19,634

Total	2,250,000	1,000,000	2)	108,757

3)	Additional compensation mainly comprises non-cash benefits from the provision of company cars, insurance grants and in case of Mr. Loh the taking over of rent expenses for his appartment in Munich.

4)	Additional provisions in the amount of kEUR 1,000 were recorded in financial year 2007 for the variable remuneration of the board of directors.
     In the event of early termination of the service relationship the board contracts contain an explicit compensation for loss of office only in connection with a change of control. If a person (acting alone or in concert with others) acquires 30% or more of the voting rights in Qimonda AG (“change of control”) and a Management Board member therefore resigns, or is removed, from office, he may be entitled to a compensation for loss of office. As a rule, the amount of the compensation for loss of office is determined by targeted annual salaries whereupon differences between the Chairman of the Management Board and the other members of the Management Board exist. The retirement pension claims and the rights with respect to stock options remain unaffected by the termination.
Pension Promises during the financial year 2006/2007
     The members of the board contractually got a pension promise with a fixed amount. As of September 30, 2007 the position of the accrued pension obligations for the Management Board contains an amount of EUR 965,877. In the year under report, the transfer to such reserve amounted to EUR 774,819.

Risks and Opportunities
Preliminary Comment
     Qimonda AG takes part of Qimonda Group’s system for management of risks and opportunities. Since an isolated view would not give a representative picture of the management of risks and opportunities, the relevance and influence of these matters are described within the context of the group.
     The memory business is, like hardly any other in the semiconductor industry, characterized to a very large degree by the regular succession of periods of market growth and periods of market decline. Declines in the market are generally characterized by overcapacity, an increased number of cancelled orders, an above-average decline in prices and decrease in sales. This area of risk is complemented by the considerable investment required in order to obtain and maintain market leadership as well as the extraordinarily high degree of technological change. In case of the memory business, however, these considerable risks are matched by comparatively good opportunities.
Risks and Opportunities Management System within the Qimonda Group
     Precisely because of the volatility of the memory business, risks and opportunities policy is oriented above all towards obtaining and securing sustained profitable growth. In this environment, early reactions to changing market conditions are absolutely vital. We have accordingly installed a system of risks and opportunities management throughout the group which enables us to identify and to anticipate risks and opportunities emerging from the market. This approach which embraces all departments and the associated reporting as the central element of the risks and opportunities management system give the company’s management the opportunity to be able to act quickly and effectively. Risk coordinators and risk reporters are appointed in all departments who are responsible for the implementation of the reporting process. The reporting process foresees that risks and opportunities are divided into appropriate categories and are reported together with an evaluation of their probable occurrence and consequences, measured in term of EBIT (earnings before interest and taxes).
     The risks management – department Audit, Business Continuity and Compliance – got the “European Risk management Team of the Year Award, 2007” by the English magazine called “StrategicRISK”.
     The risks and opportunities management system is comprehensively documented in our intranet site and as such is accessible to our employees throughout the world.
     The system is based on individual observations supported by the appropriate management processes and is integrated into the core activities of our business. It begins at the stage of strategic planning and is continued into manufacturing and sales, including accounts receivable management. The risks and opportunities management system serves as an extension of the planning system to identify and to evaluate possible deviations from anticipated developments. In addition to its use in the identification and evaluation of important developments which might influence our business, the system is also used in order to prioritize and to implement activities, to better exploit opportunities and to reduce risks.
     The departments prepare regular risk and opportunity reports which constitute the core of the risk and opportunities management system. The reports are evaluated by the board of management and by the departmental heads and are part of the reporting process.

     In addition to the use of this central system, the methodology of quantitative risk analysis is used in investment and R&D projects in order to generate greater transparency and to develop appropriate measures which may contribute to the success of the projects. The analysis of quantifiable risks, supported by the use of simulation techniques, is a fixed and integrated part of R&D projects. The methodology of quantitative risk analysis is furthermore used in financial decisions such as investments or in performing sales forecasts. Aim is, in addition to evaluating the risk, to ensure an analysis and evaluation of measures to minimize risks using quantifiable uncertainties.
     The systematic refinement of existing and new systems in the nature of early warning signals makes a key contribution to a further strengthening and a targeted expansion of a risks and opportunities culture which embraces the whole company. The elements of the risk management system are methodically questioned and weaknesses identified as part of risk management system analysis (RMSA) carried out every year by means of a list of questions sent to all business units and corporate departments. The RMSA thus serves on one hand as a system of self-evaluation followed by targeted measures to improve the sub-systems and on the other hand to assist the investigation of the risk management system by the external auditors.
Macroeconomic Risks and Opportunities
     Risks could arise as a result of changes in parts of the world where we are active.
     Our international strategy foresees that, for a variety of reasons, we maintain development and manufacturing facilities throughout the whole world. These reasons could be related to access to the market or to technological or cost factors. A large proportion of our sales is generated outside Europe. The anticipated continued high rates of growth in the Asian countries will also result in an increase in our investment activity in this region. Risks could therefore arise as a result of
•	commercial and geo-political crises having implications for regional markets,

•	laws and regulations specific to the particular country influencing the scope for investments and the possibilities to carry on free trade and

•	differing ways of interpreting fiscal, legal and administrative regulations limiting the exercise of entrepreneurial activities.
     Major changes in the particular environment can have negative consequences for our business. It cannot therefore be excluded that regional crises might in the future have negative implications for our profitability. The high degree of diversification within our product portfolio and a spreading of development and manufacturing activities are however an effective method of countering the effects of regional crises of this nature because dependencies overall become lower.
     Our increased involvement in Asian markets, above all in China, however also offers the opportunity to benefit through increased sales from the high growth rates especially in our line of business. Our investment activity gives us the opportunity through our proximity to the Asian markets to enter these markets more easily and to achieve a higher degree of awareness of our products.

Industry and Company Specific Risks and Opportunities
     The volatility of prices for DRAM memories remains the main risk but also offers the company an important opportunity. As already described earlier when discussing the cyclical nature of the business, prices for DRAM products are subject to considerable fluctuations as a result of the rapid changes in supply and demand. The Spot selling price for a DDR2 512 megabit equivalent on the market fluctuated over the last 12 months between US-Dollar 6.50 and 1.45. The extension of our product portfolio, for instance through new memory products, graphic memories and products for applications in consumer electronics and mobile communications, can generate considerable risks in addition to the associated opportunities. We see substantial opportunities in a positive development of prices, arising particularly as a result of demand greatly exceeding expectations because of temporary shortages caused, for example, by supply bottlenecks.
     A sizeable risk which is reflected throughout the whole semiconductor technology is the ramp-up to new technologies with the risk of delays and major fluctuations in yield. We endeavor to counter this risk through constant improvements in project management and a correspondingly closer monitoring of the business processes concerned.
     We counter product risks by employing the most modern quality assurance methods in the fields of prevention, problem-solving and continuous business processes improvements, especially in the areas of development, manufacturing and logistics. The quality management system valid throughout the group was certified some years ago under the international standards ISO 9001 and ISO/TS 16949 and includes the development of our suppliers.
     We protect ourselves as far as possible through insurance policies against company liability risks or from damage to our net asset, financial and results of operations position.
     Fiscal, competitive and stock exchange-related regulations can also involve risks to the company. The company therefore makes full use of advice from internal and external experts.
     Qimonda benefits in the field of patents from the protection of several contracts with important competitors. In order to reduce risks the company applies its best efforts to extend this protection by means of negotiations with leading competitors with whom no contracts regulating matters of patent law have yet been concluded.
     We are endeavoring through restructuring and extension of our products portfolio to promote products with higher margins and thereby to secure our position vis-à-vis the competition.
     We counter the risk arising from focussing on a small number of large customers with a controlled broadening of our customer base. We manage the risks of dependency associated with the concentration on a small number of suppliers by entering into strategic partnerships and acquiring additional sources of supply.
     The memory products are generally manufactured on wafers with a diameter of between 200mm and 300mm. The 300 mm wafers offer clear cost advantages in the manufacturing process. Through the conversion of production equipment throughout the group to 300 mm technology we wish to use the opportunity of gaining a cost advantage over our competitors.
     The gap between integrated circuits in DRAMs is normally measured in nanometers (nm). We are heavily involved in the development and the use of technologies aimed at reducing these gaps and thereby reducing manufacturing costs. For example, we are co-operating closely with Nanya, one of our research partners, on the development of process technologies at 75nm and 58nm.

Market-related Risks
Foreign Exchange Rate Risk
     The international focus of our business activity gives rise to a variety of payment flows in different currencies — above all in US-Dollar. Since we are subject in these transactions to a currency risk, hedging this risk is a matter of great importance.
     A considerable part of our sales, costs of manufacturing, distribution, administration and R&D originate not in Euro but principally in US-Dollars. Currency fluctuation versus the Euro can have both negative and positive effects on sales, costs and results.
     Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75% of our estimated net exposure for a minimum period of two months in advance and, depending on the nature of the underlying transactions, a significant portion of the period thereafter. Our foreign currency exposure resulting from differences between actual and forecasted amounts cannot be mitigated. We calculate this net exposure on a cash-flow basis taking into account balance sheet items, actual orders received or made and all other planned revenues and expenses.
Interest Rate Risk
     We are exposed to interest rate risk through our fixed term deposits, our share issuance and loans. Due to the high volatility of our core business and to maintain high operational flexibility, we have historically kept a substantial amount of cash and cash equivalents. These assets are mainly invested in instruments bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, we attempt to align the duration of the interest rates of our debts and current assets by the use of interest rate derivatives.
Commodity Price Risks
     We are also exposed to commodity price risks with respect to raw materials used in the manufacture of our products. We seek to minimize these risks through our sourcing policies and the use of appropriate instruments. We do not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after the operating measures we describe above.
Financial Risks
     Like all semiconductor companies who operate their own manufacturing facilities, the Qimonda Group must employ considerable amounts of capital in the construction, extension, modernization and maintenance of these plants. In addition, considerable financial resources are expended for R&D. The financial resources requirements should be provided by cash from operating activities, the use of credit lines, state grants and subsidies and — depending on market conditions — the raising of external capital on the public capital market or instruments tied to share capital. We have also applied for state grants and subsidies for certain investment projects but are unable to guarantee that the funds will be approved on time or that they will be approved at all.
     The possibilities of co-operation in the areas of R&D and manufacturing will continue to be actively used in order to reduce financing requirements.
Legal Risk
     As with many companies in the semiconductor industry, claims are also lodged against Qimonda that it has infringed commercial proprietary rights, delivered defective products, failed to observe environmental protection regulations or infringed statutory obligations. Quite apart from the chances of success of claims of this nature, the company can incur considerable costs in defending itself against such claims. Qimonda defends itself energetically in such cases, using the service of internal and external experts.

     Litigation is outstanding against Infineon Technologies AG before a number of courts, particularly in the USA. The company is accused together with other DRAM manufacturers of having made price agreements over the period between July 1, 1999 and June 15, 2002. Qimonda AG agreed in its aggregation contract with Infineon Technologies AG that it would relieve the latter of any claims arising out of this litigation. Qimonda shows liabilities in its balance sheet of kEUR 77,000 for litigation with the US Department of Justice (DOJ) and sequential litigation, for example proceedings under EU monopolies law.
Overall Risk
     No risks which could endanger the existence of the company were identified in Qimonda AG during the past financial year. Risks which could jeopardize the continued existence of the company are not discernable. For the total stock of all business risks further explanations of the company can be found in the newest 20-F-report, which was submitted to the American Security & Exchange Commission. Please check out the link:
http://www.sec.gov/cgibin/browseedgar?company=qimonda&CIK=&filenum=&State=&SIC= &owner=include&action=getcompany
Subsequent Events
Outlook for the Qimonda Group and Qimonda AG
     Qimonda AG will continue to participate during the coming financial year in the group’s commercial development through the Qimonda Group’s transfer pricing model.
     For the 2008 financial year, Qimonda expects bit demand to be driven in part by the conversion towards the Windows Vista operating system and the continued strong growth for DRAM in consumer and communication applications. More specifically, Qimonda expects the overall DRAM market, measured in bits, to grow between 50% and 60%. Qimonda intends to increase its bit production in line with overall market growth based on its investment in additional capacities in the Richmond 300mm manufacturing facility and based on the meanwhile fully ramped second 300-millimeter module at the Inotera Joint Venture. In addition, during the 2008 financial year, Qimonda aims to realize productivity improvements in manufacturing as it converts further production to next generation 80-nanometer and 75-nanometer technologies.
     The development of prices will be determined by supply and demand relationships which are outside of our control, so that we are not in a position to make a reliable estimate of future sales prices. We shall continue to concentrate our portfolio on products with higher margins.
     We are continuously taking steps to reduce our cost-per-bit in manufacturing, such as the introduction of advanced process technologies featuring smaller die-sizes, the ramp-up of more productive 300mm capacities and other cost savings and productivity improvement measures.
     In Qimonda Group we expect to make capital expenditures in the 2008 financial year ranging between EUR 650 million and EUR 750 million. In the years thereafter our aim is to have capital expenditures of approximately 15% to 25% of revenues on average over the DRAM cycle.
     Qimonda intends to build its first 300mm manufacturing plant for about 2 bill. EUR in Asia. The new fab is planned to go productive in 2009.
     Depreciation and amortization during the 2008 financial year for Qimonda Group is estimated to range between EUR 700 million and EUR 800 million, and for the years thereafter to be in line with capital expenditures.
     Research and development expenses throughout the Group are anticipated to be between EUR 480 million and EUR 520 million for the 2008 financial year, and approximate 10% of sales on average for the years thereafter.

     Selling, general and administrative expenses Group-wide are expected to range between EUR 210 million and EUR 230 million for the 2008 financial year, and approximate 5% of sales on average for the years thereafter.
     We anticipate that our world-wide number of employees will increase moderately in certain areas in the coming year due to the expansion of our business and the diversification of our product portfolio.
Capital Requirements
We require capital in our 2008 financial year to:
•	finance our operations;

•	repayment of due loans;

•	settle contingencies if and when they occur; and

•	make planned capital expenditures.
We expect to meet these requirements through:
•	cash flow generated from operations;

•	cash on hand and securities we can sell;

•	capital market transactions we may engage in the future;

•	available credit facilities.
     As of September 30, 2007, we require funds for the 2008 financial year for commitments of kEUR 168,088. There are short term debt as of September 30, 2007 in the amount of kEUR 338,514. We also plan to invest up to an additional kEUR 10,000 in capital expenditures that have not been otherwise committed. The aggregate capital required for such commitments, contingencies and planned capital expenditures during the 2008 financial year is kEUR 516,602 as of September 30, 2007. We have a gross cash position (which we define as cash and cash equivalents plus marketable securities) of kEUR 629,336 as of September 30, 2007. We can draw a further kEUR 72,000 from available credit commitments.
     On September 28, 2007 we concluded a sale and lease back transaction for part of the 200mm manufacturing plant at Qimonda Richmond. At the same day we terminated voluntarily the kEUR 250,000 multicurrency revolving loan facility due to potential restrictions for the sale and lease back deal. Presently we analyse and evaluate bilateral or syndicated financing opportunities, which also depend on market conditions.
Future Challenges
     Our success in the future will depend above all on our ability to continue to develop advanced technologies and to optimize our portfolio. We must achieve both goals in order to counter the fluctuating demand for the various semiconductor products. We are convinced that the ability to offer a wide range of products and to manufacture in a flexible manner will increasingly contribute to our long-term success in many markets in the semiconductor industry. The achievement and maintenance of technological superiority, alliances covering research and manufacturing, including contract-manufacturing by third-parties, as well as constant efforts to diversify our portfolio will make it easier to react to changing market conditions and strengthen our profitability.
     We will continue to endeavor to expand the range of products we offer and to optimize our product-mix in order to be able to offset price differences. We will also try to focus our attention more closely on products which we anticipate will show less volatility and higher margins. These include products for servers, consumer electronics, high-resolution graphics and mobile applications.
     We will continue to concentrate our investments on the development of progressive manufacturing technologies and of products with high growth potential and profitability.

Board of management’s declaration with respect to § 312 Para 3 Sentence 3 of the German Stock Corporation Act (AktG)
     Our company has received adequate compensation for all legal transactions and measures listed in the board of management’s report on relationships with affiliated companies according to the circumstances known to us at the time the legal transactions took place or the measures were taken or omitted and did not suffer any disadvantage as a result of the measure having been taken or having been omitted.
Munich, November 7, 2007
Qimonda AG
The Board of Management

Financial Statements of Qimonda AG 2007
(stand alone)

Qimonda AG
STATEMENTS OF OPERATIONS for the Financial Year
from October 1, 2006 to September 30, 2007
(Translated English Language Version)

			% of		% of
in kEUR	Notes	2005/2006	sales	2006/2007	sales

Net sales	(1)	3,093,498	100.0	7,013,847	100.0
Cost of Sales	(2)	(2,698,961)	(87.2)	(6,925,652)	(98.7)

Gross Profit		394,537	12.8	88,195	1.3
Research and development expenses	(3)	(163,089)	(5.3)	(364,819)	(5.2)
Selling expenses	(4)	(9,183)	(0.3)	(20,079)	(0.3)
General administrative expenses	(5)	(59,568)	(1.9)	(36,163)	(0.5)
Other operating income	(6)	1,590	0.0	517	0.0
Other operating expenses	(7)	(34,351)	(1.1)	(21)	0.0

Operating income / loss		129,936	4.2	(332,370)	(4.7)

Result from investments (net)	(8)	(130,135)	(4.2)	26,532	0.4
Financial Result	(9)	4,588	0.1	32,174	0.4

		(125,547)	(4.1)	58,706	0.8

Income / loss before income taxes		4,389	0.1	(273,664)	(3.9)

Income tax expense	(10)	(58,742)	(1.9)	11,887	0.2

Loss for the financial year	(11)	(54,353)	(1.8)	(261,777)	(3.7)
Loss carry forward		(3)	(0.0)	(54,356)	(0.8)

Net Loss		(54,356)	(1.8)	(316,133)	(4.5)

Negative amounts will be shown in brackets.

Qimonda AG
BALANCE SHEET as of September 30, 2007
(Translated English Language Version)

		September	September
in kEUR	Notes	30, 2006	30, 2007

Assets
Non-current Assets	(12)
Intangible assets		73,091	91,036
Property, plant and equipment
Historical cost		134,139	130,890
Accumulated depreciation		(94,348)	(91,203)

		39,791	39,687
Long term investments	(13)	2,955,327	3,040,359

		3,068,209	3,171,082
Current assets
Inventories	(14)	171,646	262,700
Trade accounts receivable	(15)	159,820	2,112
Trade accounts receivable to affiliated companies	(15)	1,670,935	1,244,425
Other receivables and other current assets	(15)	103,118	93,448
Securities	(16)	0	130,786
Cash and cash equivalents	(17)	914,932	498,550

		3,020,451	2,232,021
Deferred expenses	(18)	9,145	4,516

Total assets		6,097,805	5,407,619

		September	September
in kEUR	Notes	30, 2006	30, 2007
Stockholders’ equity and liabilities
Stockholders’ equity	(19)
Ordinary Share Capital		684,000	684,000
Additional paid-in capital		4,037,346	4,115,621
Net loss		(54,356)	(316,133)

		4,666,990	4,483,488
Accruals	(20)
Accruals for pensions		36,838	34,008
Accruals for taxes		35,384	0
Other accruals		155,528	139,917

		227,750	173,925
Liabilities	(21)
Trade accounts payable		175,049	100,556
Trade accounts payable to affiliated companies		869,428	490,892
Other liabilities		146,521	148,933

		1,190,998	740,381
Deferred income	(22)	12,067	9,825

Total stockholders’ equity and liabilities		6,097,805	5,407,619

Negative amounts will be shown in brackets.

Qimonda AG
Notes for Financial Year
from October 1, 2006 to September 30, 2007
(Translated English Language Version)
Legal Basis
Origin of the Company
In May 2004 the company was founded under the name, INVOT AG, as a 100 percent subsidiary of Infineon Technologies AG and entered into the commercial register. In April 2006 the INVOT AG was renamed to Qimonda AG. With economic effect as of May 1, 2006, Infineon Technologies AG contributed its entire activities in the business segment of memory products with those assets, which exclusively serve these activities, as a contribution in kind in return for shares in the course of singular succession at book values to the assets of Qimonda AG (Carve Out and Contribution Agreement dated April 25, 2006). In addition and also with economic effect as of May 1, 2006, Infineon Technologies Holding B.V. Rotterdam in the Netherlands contributed all shares in Infineon Technologies Central B.V. Rotterdam in the Netherlands, in which the foreign business in the business segment of memory products was consolidated, to Qimonda AG in return for shares in the course of singular succession at going-concern values (Contribution and Post-Formation Acquisition Agreement dated May 4, 2006). As of balance sheet date, Infineon Technologies AG holds 28.44 percent and Infineon Technologies Investment B.V. holds 49.03 percent. The rest of the shares amounting to 22.53 percent are in free float.
The financial year of Qimonda AG starts on October 1 of each year and ends on September 30 of the following year. The comparison to the previous year figures is limited because Qimonda AG was not operationally active up to May 1, 2006.
Accounting Regulations
The annual statement of accounts of Qimonda AG for financial year 2007 was prepared according to the accounting regulations of the German Commercial Code and the German Stock Corporation Law. The amounts are listed in thousands of euros (kEUR) with a comparison of the values as of September 30, 2006. Negative values are shown in parentheses.
Individual items, which are summarized in the balance sheet and the statement of operations, are listed and explained separately in the notes.

To provide a clear presentation, the format according to Section 266 of the German Commercial Code was modified. Other Liabilities include liabilities, which are due to companies, with which a participation relationship exists, and other liabilities.
The statement of operations is prepared according to the cost-of-sale accounting format and has a modified structure compared to Section 275 of the German Commercial Code for presentation reasons.
Accounting and Valuation Principles
Assets
Intangible Assets
We capitalize intangible assets, which were acquired in return for payment, with the acquisition costs and apply linearly scheduled depreciation of these over a maximum of five years or a longer contractual useful economic life. Intangible assets, which were acquired during the 2007 reporting period in return for payment, are depreciated pro rata.
Property, Plant and Equipment
We valuate our Property, Plant and Equipment at acquisition costs or manufacturing costs, which we basically reduce – to the extent that these are assets subject to depreciation – by linear scheduled depreciation according to the useful economic life. We fully depreciate low value items in the month of acquisition and we depreciate special and normal tools linearly over one year.
The basis of the determination of the useful economic life are the depreciation regulations of Section 7 of the Income Tax Law in connection with the official depreciation tables for capital goods.
The scheduled depreciation is essentially based on the following useful economic life:

Technical equipment and machines	8 to 10 years
Other equipment and furniture and fixtures	1 to 8 years
For acquisitions or manufacturing during the financial year, we determine a pro rata depreciation starting with the month, in which the acquisition or manufacturing was done. In the case of an expected long-term decrease in value of a tangible asset, we apply an unscheduled depreciation. Advance payments, which have been made, and manufacturing costs incurred for investments, which are not complete, are not subject to any depreciation.

Long term investments
We valuate long term investments and shares in affiliated and associated companies as well as securities under Non-current assets according to the regulations of Section 253, Para 2 sentence 3 of the German Commercial Code. The capitalization is done at acquisition costs, contribution value (book values and going concern values; on this see “Origin of the Company”) or for permanent decrease in value at the lower value to be attributed at balance sheet date.
Inventories
For the inventories, raw materials and goods are assessed at the acquisition costs or lower market values. Work in progress and finished goods were valued at manufacturing costs. In addition to direct material and direct labor costs, the manufacturing costs encompass necessary material and production related overhead costs including depreciation. Interests on debt capital are not included in the manufacturing costs.
Depreciation of inventories for inventory risks, which result from increased duration of storage, reduced usability and lower sales prices compared to the manufacturing costs on the cutoff date for the balance sheet is performed accordingly.
Accounts Receivable and Other Current Assets
Accounts receivable and other current assets are assessed at nominal amount or at acquisition costs or present value on balance sheet date. Write-down of bad debts is done according to the probability of default and according to country risks. The rates for general provisions for bad debts in the financial year amount to 2 percent for receivables due from debtors outside of the European Union and 1 percent for receivables due from those within the European Union. For receivables due from affiliated companies no global value adjustments were made.
Securities
Securities are assessed at acquisition costs or the lower value to be attributed at balance sheet date.

Stockholders’ Equity and Liabilities
Equity Options
For the first time expenses for equity options out of the Qimonda AG equity option plan 2006 were contributed into the capital reserve in full according to Section 272 Para 2 No. 2 of the German Commercial Code.
The issued options are evaluated at the covenant date according to SFAS 123R. The additional paid-in capital is built up pro rata over the period of time in which the employees perform their work.
Accruals and Liabilities
Accrual for pensions and similar obligations were valued according to the projected unit credit method. The valuation of pension obligations using the projected unit credit method corresponds to the US GAAP treatment applied in the consolidated financial statements for Qimonda AG according to SFAS 87 and SFAS 158, and leads to a higher calculated value than according to Section 6a of the German Income Tax Law. The one-time effect on results last year amounted to 15,942 kEUR and was recorded as an expense. The preparation of the balance sheet according to the projected unit credit method includes the obligation on the balance sheet date according to the probability of a claim in consideration of future salary increases.
The cash value determined for earned pension entitlements on balance sheet date is based on an expert actuarial report, which assesses a calculative interest rate of 5.5 percent annually (in prior year 4.75 percent annually), a salary dynamic of 2.5 percent annually and a pension dynamic of 1.75 percent annually. The determination of the probable death and disability rate was done based on the “Standard Tables 2005 G” from Prof. Dr. Klaus Heubeck. Fluctuation of employees was also considered.
The provision for obligations from partial retirement agreements encompasses expenses for the payment of wages and salaries to employees in the release-from-work phase as well as increase payments and possible obligations for claimants. These provisions were calculated according to the comments provided by the Institute of German Public Accounts (IDW RS HFA 3 dated November 18, 1998). The tentative amounts to be paid are determined according to actuarial principles and are assessed at their cash value.
Accruals for taxes are determined based on reasonable business judgment.
Within other accruals, the company creates individual provisions to an appropriate and sufficient extent for all recognizable risks from contingent liabilities and for impending losses from pending business transactions.
Liabilities are assessed at pay back amount on balance sheet date.

Comments Concerning the Statement of Operations
Sales revenue is recognized when deliveries or services are completed and the transfer of risk has taken place.
Research and development costs are expensed in the full amount after deduction of the subsidies funds.
Currency Conversion
Short-term receivables and liabilities denominated in foreign currency are valued at the exchange rate on the balance sheet date, and long-term receivables and liabilities denominated in foreign currency at the exchange rate on value date or lower or higher exchange rate on the balance sheet date.
Currency Risks
To cover the company against currency risks, only foreign exchange contracts are used as derivative financial instruments within predefined risk limits. In doing so, evaluation units are formed for corresponding business transactions.
Derivative financial instruments, which were concluded for planned sales for the next financial year and for other pending business transactions, are valued based on the principle of imparity which means that provisions are made for negative market values whereas positive market values are not assessed.
To the extent that evaluation units exist, profit and loss due to changes to the fair values for the financial instruments are off set. A provision is made in the amount of the excess in loss for impending losses due to pending business transactions. An overall resulting profit based on valuation is basically not considered for the determination of earnings according to Section 252 Para 1 No. 4 of the German Commercial Code.

Comments Concerning the Statement of Operations
(1) Net Sales
The Qimonda AG conducts its business within one segment.
The structure of net sales according to customer groups is shown below

	Financial year	Financial year
in kEUR	2006	2007
Sales to consolidated affiliated companies	2,728,803	6,677,369

Sales to third parties and related parties and non- consolidated companies	364,695	336,478

Total	3,093,498	7,013,847

The structure of Net sales according to regions is shown in the following table:

	Financial year	Financial year
in kEUR	2006	2007
Germany	285,879	719,064
Other Europe	719,875	1,257,775
Asia/Pacific	1,260,991	3,422,520
North America (NAFTA)	660,092	409,180
Japan	165,521	1,204,173
Other	1,140	1,135

Total	3,093,498	7,013,847

Net sales contain license income in the amount of kEUR 8,456
(previous year: kEUR 1,498).
(2) Cost of Sales
The cost of sales encompasses the manufacturing costs for the services, which are provided for the realization of Net sales. In essence, these are expenditures for direct materials, services received and personnel expenses.
(3) Research and Development Expenses
The expenditures for research and development primarily encompass personnel costs, material costs, depreciation and maintenance of the laboratory facility.
(4) Selling Expenses
Selling expenses encompass personnel costs for employees in sales and marketing, costs for customer samples, expenses in connection with prototypes, promotional support and marketing expenses.

(5) General Administrative Expenses
General administrative costs essentially encompass personnel costs for employees in administration, non-production related overhead expenses, consulting fees, attorney fees and other fees for external service providers as well as recruiting and training costs.
In addition, following fees for auditors are included in the company’s administrative costs:

Financial year
2007
kEUR
Audit of financial statements	1,168
Other services	851

Total	2,019

(6) Other Operating Income
Other operating income result essentially from credit items for previous year development expenses.
(7) Other Operating Expenses
Other operating expenses relate to the disposal of assets.

(8) Result from investments (net)
The result from investments (net) is structured as follows for the financial year 2007:

	Financial Year	Financial Year
in kEUR	2006	2007

Expenses from the transfer of losses	(20,849)	(33,856)
thereof Qimonda Flash GmbH, Dresden	(20,849)	(33,856)
Income from profit transfer agreement	0	8,004
thereof Qimonda Europe GmbH, Munich	0	8,004
Expenses from debt forgiveness	(67,000)	0
thereof Qimonda Flash GmbH, Dresden	(67,000)	0

Depreciation on investments in affiliated companies	(99,243)	(10,914)
thereof Qimonda Flash GmbH, Dresden	(99,243)	(10,914)
Income / loss from recognition in the same period	27,698	(18,884)
thereof Qimonda Dresden GmbH & Co. oHG, Dresden	27,698	(18,884)
Gain from disposal of shares in subsidiaries and affiliated companies	0	7,276
thereof Hwa Keng Investments, Taipei, Taiwan	0	7,276
Loss from disposal of shares in subsidiaries and affiliated companies	0	(54)
thereof Ramtron International Corp., Colorado Springs, USA	0	(54)
Income from affiliated/related companies	29,259	74,960
thereof Inotera Memories Inc., Taoyuan, Taiwan	29,259	74,960

Total	(130,135)	26,532
(thereof from related parties)	(159,394)	(55,650)

In November 2006 effective July 1, 2006 a profit and loss transfer agreement was concluded with Qimonda Europe GmbH, Munich. As of September 30, 2007 profit and loss transfer agreements with Qimonda Flash GmbH, Dresden and Qimonda Europe, Munich exist.
In September 2007 the self-provided intellectual property relating to the design of Flash products was sold by Flash GmbH to Qimonda AG. The value of this intellectual property comprised in the book value of the investment in Flash GmbH was depreciated by kEUR 10,914.
The Qimonda AG receives earnings from in phase profits from the Qimonda Dresden GmbH & Co. oHG, Dresden.

The Hwa Keng Investments, Taipei, Taiwan, was dissolved with a profit of kEUR 7,276, because the commercial purpose of this company – the support of the issue of Inotera shares to the employees – was finished by the IPO of the Inotera Memories Inc, Taoyuan, Taiwan.
In November 2006 the company sold its investment in Ramtron International Corp., Colorado Springs, USA, through a private placement and with small losses.
Income from affiliated/related companies completely relate to a dividend payment from Inotera Memories Inc. Taoyuan, Taiwan.
(9) Financial Result

	Financial year	Financial year
in kEUR	2006	2007

Interest and similiar income	54,845	106,111
thereof from affiliated companies	21,142	31,606
Interest and similiar expenses	(50,257)	(73,937)
thereof from affiliated companies	(13,265)	(21,697)

Total	4,588	32,174

(10) Income tax expense
Income from income tax expense in the amount of kEUR 28,694 mainly contain a receivable from prior year tax prepayments and partial dissolution of prior year tax accruals for corporation taxes including the solidarity tax and trade tax.
In addition withholding taxes in the amount of kEUR 14,333 from dividend payments by Inotera Memories Inc. and kEUR 2,474 from licenses, from income from liquidation of Hwa Keng Investments, Taipei, Taiwan, and loans to affiliated companies were deducted.
(11) Net Loss
Net loss for the Qimonda AG amounts to kEUR 261,777 as of September 30, 2007. The loss carried forward from the previous year in the amount of kEUR 54,356 was carried forward to the new financial year, therefore Qimonda AG as of September 30, 2007 shows an accumulated deficit of kEUR 316,133.

(12) Assets
The assets roll forward is shown in the following overview:

		Acquisition / Manufacturing Costs (AMC)					Depreciation / Write-ups				Bookvalue
	AMC as of				AMC as of	Depr. as	Depr.			Depr. as of
	Sep. 30,				Sep. 30,	of Sep. 30,	Financial			Sep. 30,	Sep. 30,	Sep. 30,
in kEUR*	2006	Additions	Transfers	Disposals	2007	2006	Year	Write-up	Disposals	2007	2006	2007

Intangible Assets

Patents, Licenses and Similar Rights	85,622	35,346	0	(1,375)	119,593	(12,531)	(17,401)	0	1,375	(28,557)	73,091	91,036

	85,622	35,346	0	(1,375)	119,593	(12,531)	(17,401)	0	1,375	(28,557)	73,091	91,036

Fixed Assets

Property, Plant and Equipment	12,188	5,735	55	(2,963)	15,015	(10,451)	(809)	0	2,771	(8,489)	1,737	6,526

Office and Other Equipment	118,215	6,011	1,624	(13,313)	112,537	(83,193)	(8,473)	0	8,952	(82,714)	35,022	29,823
Prepayments and Assets under Construction	3,736	2,082	(1,679)	(801)	3,338	(704)	0	0	704	0	3,032	3,338

	134,139	13,828	0	(17,077)	130,890	(94,348)	(9,282)	0	12,427	(91,203)	39,791	39,687

Long Term Investments

Investment in Subsidiaries	2,446,221	79,344	0	0	2,525,565	(104,639)	(10,914)	0	0	(115,553)	2,341,582	2,410,012
Investments in Affiliated Companies	488,437	14,378	0	(34,737)	468,078	(14,447)	0	0	14,447	0	473,990	468,078

Long Term Securities	137,973	10,000	0	(14,894)	133,079	0	0	0	0	0	137,973	133,079

Deferred Compensation Program	1,782	879	0	(62)	2,599	0	0	0	0	0	1,782	2,599

Contribution Plan Pension Trust	0	25,856	0	0	25,856	0	0	0	0	0	0	25,856

Contribution Plan Altersteilzeit Trust	0	735	0	0	735	0	0	0	0	0	0	735

	3,074,413	131,192	0	(49,693)	3,155,912	(119,086)	(10,914)	0	14,447	(115,553)	2,955,327	3,040,359

	3,294,174	180,366	0	(68,145)	3,406,395	(225,965)	(37,597)	0	28,249	(235,313)	3,068,209	3,171,082

*	Differences due to rounding are possible.

The structure and the roll forward of non-current asset items, which are summarized in the balance sheet, are shown on the previous page.
The book values are shown as acquisition and manufacturing costs minus depreciation. The value of the exceptional depreciation to Section 253 Para 2 Sentence 3 of the German Commercial Code amounts to kEUR 10,914 for the exceptional depreciation of the investment in the Qimonda Flash GmbH, Dresden.
(13) Long Term Investments
The long term investments during the reporting period amount to kEUR 3,040,359.
The additions mainly result from
the contribution from Infineon Technologies B.V., Rotterdam, The Netherlands
•	Qimonda Japan K.K., Tokio, Japan (contribution to Qimonda Holding B.V., Rotterdam, The Netherlands)	kEUR 76,700
the capital increase in
•	Qimonda Europe GmbH, Munich	kEUR 2,631
Investments in affiliated companies increased in the amount of kEUR 14,378 by the dividend received (in form of shares) from Inotera Memories Inc. Taoyuan, Taiwan.
Disposals contain
the sale of shares in
•	Ramtron International Corp., Colorado Springs, USA	kEUR (10,234)
the dissolution of the investment in
•	Hwa Keng Investments, Taipei, Taiwan	kEUR (10,056)
Long term investments contain hedge fund certificates and Credit Linked Notes of kEUR 133,079 which serve the company as an investment. Furthermore investment funds at an amount of kEUR 2,599 are reported in connection with an employee-funded deferred compensation program, for which a restraint on disposal exists. In addition, the Qimonda Pension Trust e.V. purchased investment funds in the amount of kEUR 25,856 during the fiscal year which are held in trust for the Qimonda AG. The kEUR 735 held in trust in investment funds for Qimonda AG by Qimonda Altersteilzeit Trust e.V., following legal requirements serve to secure employee entitlements in relation to early retirement blocked phase scheme contracts.

The balance sheet position securities includes credit link notes and a hedge fond certificate with a book value of kEUR 40,000. The items’ fair value as of September 30, 2007 was kEUR 38,954. An impairment of kEUR 1,046 was not performed because the decrease in value is not seen as permanent.
Current Assets
(14) Inventories

	Financial year	Financial year
in kEUR	2006	2007
Raw materials and supplies	9,079	12,066
Semi-finished goods and unfinished services	74,642	37,774
Finished goods and goods for resale	87,925	212,860

Total	171,646	262,700

(15) Accounts Receivable and Other Current Assets
The structure of the accounts receivable according to the contractual term is shown in the following overview:

	Financial year	Financial year
in kEUR	2006	2007
Trade accounts receivables — Third parties	159,820	2,112
Thereof due in more than one year	0	0
Trade accounts receivables — Affiliated companies	1,670,935	1,244,425
Thereof due in more than one year	0	0
Other receivables and other current assets	103,118	93,448
Thereof due in more than one year	206	360

Total	1,933,873	1,339,985

Thereof due in more than one year	206	360
The accounts receivable from affiliated companies contain receivables from deliveries and services in the amount of kEUR 314,857 as well as other receivables in the amount of kEUR 929,568.

(16) Securities
The securities consist of shares in investment funds.
(17) Cash and Cash Equivalents
The liquid assets are kEUR 498,550 (previous financial year: kEUR 914,932). In the previous year the position contained kEUR 26,036 which were held in trust by the Qimonda Pension Trust e.V. and the Qimonda Altersteilzeit Trust e.V. These liquid assets were invested in investment funds and now are included in the position investments.
(18) Deferred Expenses
Payments, which become expenditures after the balance sheet date, are deferred in the amount of kEUR 4,516. This include future expenditures for use of licenses and for maintenance of IT infrastructure and a deferral of vacation compensation, which was already paid for employees for the remaining part of the calendar year.
(19) Stockholders’ Equity

in kEUR	Financial year 2006	Financial year 2007
ordinary share capital	684,000	684,000

Additional paid-in capital	4,037,346	4,115,621

thereof from capital surplus	344,533	344,533
thereof from other payments	3,692,812	3,769,585
thereof from equity options according to Section 272. 2 No. 2 of the German Commercial Code	0	1,503
Debit advice	(3)	(54,356)
Net loss	(54,353)	(261,777)

Total	4,666,990	4,483,488

The loss figure shown in the balance sheet for the previous year in the amount kEUR 54.356 was carried forward to a new account and together with the net loss for the expired financial year in the amount of kEUR 261,777 results in an accumulated deficit of kEUR 316,133.

Capital Stock

	Shares	kEUR
Ordinary Share Kapital September 30,2006	342,000,000	684,000
Ordinary Share Kapital September 30,2007	342,000,001	684,000
Capital stock of Qimonda AG on September 30, 2007 amounts to kEUR 684,000 and consists of registered ordinary shares with a nominal value of EUR 2. Due to the given authorisation (Genehmigtes Kapital II/2006) at the extraordinary shareholder meeting on the July 27, 2006, the authorized capital was increased by EUR 2 against the contribution of all shares of the Qimonda Japan K.K. as an investment by the Infineon Technologies Investment B.V., Rotterdam, Netherlands. The new share is profit-entitled from the October 1, 2006.
The capital stock of the company was increased conditionally by up to kEUR 12,000 by passing a resolution on July 14, 2006 on the creation of conditional capital I/2006. The conditional capital increase through the issue of 6 million of registered no-par ordinary shares with participating rights is only to be carried out to the extent that the holders of subscription rights, which were issued within the scope of the “Qimonda AG share option plan 2006” based on the authorization given on July 14, 2006, make use of their subscription rights and the company does not grant any of its own shares or a cash settlement. The shareholders have authorized the supervisory board to grant the members of the board of directors share options, and in addition have authorized the members of the board of directors to grant some executives within the group share options.
The capital stock was conditionally increased by up to kEUR 240,100 by the issue of up to 120 million new registered no-par ordinary shares with entitlement to dividends, starting at the beginning of the financial year of their issue. The conditional capital increase serves for the granting of shares to the holders or creditors of options or convertible bonds, which may be issued by the company or a subordinate group company by July 13, 2011 according to the authorization of the shareholders meeting on July 14, 2006. The increase is only to be conducted if options or conversion rights from bonds are used or rather conversion obligations from bonds are fulfilled and no cash settlement is granted or own shares are used. The board of directors is authorized to set up further details for the conduct of the conditional capital increase (conditional capital II/2006).
The board of directors is authorized to increase the capital stock until June 13, 2011 with the approval of the supervisory board as an one-time action or in partial amounts by a total of up to kEUR 30,000 through the issue of new registered no-par ordinary shares in return for cash contributions for the purpose of the issue of shares to employees of the company or its group companies (authorized capital stock I/2006). In doing so, the subscription rights of the shareholders are excluded. Upon approval by the supervisory board the board of directors decides about the further content of the rights embodied in a share and the conditions for the issue of the shares.

Upon approval by the supervisory board the board of directors is authorized to increase the capital stock until July 26, 2011 one-time or in partial amounts by a total of up to kEUR 239,400 through the issue of new registered no-par ordinary shares with participating rights starting at the beginning of the financial year of their issue in return for cash contributions or contributions in kind (authorized capital stock II/2006). In the case of cash capital increases, the shareholders are to be granted subscription rights. In the case of capital increases in return for contributions in kind, the board of directors is authorized to exclude subscription rights upon approval by the supervisory board. The board of directors decides about the further content of the rights embodied in a share and the conditions for the issue of the shares upon approval by the supervisory board.
The capital stock was completely paid in by the shareholders. The shares, which were issued by September 30, 2007, are full participating shares for the financial year 2006/2007.
Additional Paid-in Capital
The company structures the additional paid-in capital accordingly to the type of its origin:
Premiums on shares, which were achieved through the issue of shares above the par value, and other additional payments by the shareholders, are shown as additional paid-in capital.
Compared to the previous year’s level, the additional paid-in capital has increased by kEUR 78,275.
The change mainly results from Infineon Technologies Investment B.V., Rotterdam, The Netherlands, contribution in kind of Qimonda Japan K.K., Tokyo, Japan in the amount of kEUR 76,700. and the first-time introduction of expenses for equity options from the Qimonda AG Stock Option Plan 2006 into additional paid-in capital in the amount of kEUR 1,503.
Conditional Capital
The capital stock of the company was conditionally increased accordingly to the articles of association by up to kEUR 252,100.

(20) Accruals
Accruals of kEUR 173,925 contain kEUR 34,008 (previous year: kEUR 36,838) for pension obligations, kEUR 0 (previous year: kEUR 35,384) for tax accruals and kEUR 139,917 (previous year: kEUR 155,528) for other accruals.
Compared to prior year an amount of kEUR 92,583 was transferred from accruals for outstanding invoices to other accruals. The other accruals in the amount of kEUR 139,917 are essentially divided into accruals for outstanding invoices of kEUR 51,056, accruals for price risks in relation of purchase contracts of kEUR 29,582, accruals for contingent liabilities of kEUR 26,778, accruals for wages and salaries of kEUR 24,569, accruals for pension costs of kEUR 4,614 and accruals for warranties of kEUR 3,318.
The accrual for pension costs contains obligations for an employee-funded deferred compensation program and obligations for partial retirement employment agreements in the blocked version, which are paid to employees in the release-from-work phase. This accrual is calculated accordingly to the comments from the German Institute of Public Accountants dated November 18, 1998. The arrears in fulfillment and the increase payments are valued with the cash value with the application of an interest rate of 5.5 percent. The “Richttafeln 2005 G” from Dr. Klaus Heubeck served as basis for the calculation.

(21) Liabilities
The liabilities are structured as follows:

	Financial year	Financial year
in kEUR	2006	2007
Trade accounts payable — Third parties	175,049	100,556
thereof due within one year	167,056	98,084
thereof due between one to five years	7,993	2,472
thereof due after more than five years	0	0
Trade accounts payable — Affiliated companies	869,428	490,892
thereof due within one year	803,253	448,624
thereof due between one to five years	66,175	42,268
thereof due after more than five years	0	0
Other liabilities — Associated/related companies	75,285	95,484
thereof due within one year	75,285	95,484
thereof due between one to five years	0	0
thereof due after more than five years	0	0
Other liabilities	71,236	53,449
thereof due within one year	21,596	19,721
thereof due between one to five years	49,640	33,728
thereof due after more than five years	0	0
thereof tax liabilities	2,273	2,770
thereof social security contribution	1	0

Total	1,190,998	740,381

thereof due within one year	1,067,190	665,881
thereof due between one to five years	123,808	74,500
amounts due after more than five years	0	0
The liabilities due to affiliated companies contain liabilities from deliveries and services of kEUR 87,302 and other liabilities of kEUR 403,590.
The liabilities due to associated companies only contain liabilities from deliveries and services of kEUR 95,484.
The other liabilities essentially contain obligations from future license payments of kEUR 47,461 and kEUR 2,746 for wages and salary liabilities. The tax liability consists of the income and church taxes, which are still to be paid, of kEUR 2,770.

(22) Deferred Income
Essentially payments from license agreements were deferred which concern services agreed on by Qimonda AG in future financial years.
Other Information
Material and Personnel Expenses
Material and personnel expenses are contained in the cost of sales listed in the statement of operations as follows:

	Financial year	Financial year
in kEUR	2006	2007
Cost of raw materials, supplies and goods for resale	2,551,763	6,554,932
Cost of purchased services	238,808	520,829

Total	2,790,571	7,075,761

	Financial year	Financial year
in kEUR	2006	2007
Wages and salaries	54,305	124,035
Social welfare contribution	7,686	17,445
Pension payments	16,363	(1,278)

Total	78,354	140,202

Employees
The average number and the structure of employees of Qimonda AG are shown in the following overviews:

	Number of employees	Number of employees
	2006	2007
Campeon, Neubiberg	874	814
Munich-Perlach	524	696
Erlangen	11	8
Other domestic	5	1

Total	1,414	1,519

	Number of employees	Number of employees
	2006	2007
Executive employees	80	115
Non-tariff employees	578	586
Tariff employees	751	816

Total employees	1,409	1,517
Industrial employees	5	2

Total	1,414	1,519

Remuneration of the Board of Directors and the Supervisory Board
Remuneration of the supervisory board for the financial year 2007 amounted to kEUR 215.
In addition, the members of the supervisory board receive 5,000 stock appreciation rights for each full financial year. The stock appreciation rights may be exercised according to the provisions of the respective stock option plan in place. In the past financial year 5,000 stock appreciation rights have been assigned to Mr. Previte, Mr. Nishi, Mr. Grundbacher and Dr. Armbrecht each and 486 stock appreciation rights to Prof. Weyrich.
The board of directors received fixed salary components in the amount of kEUR 2,250 for financial year 2007. Additional provisions in the amount of kEUR 1,000 were recorded in financial year 2007 for the variable remuneration of the board of directors.
According to the Qimonda Stock Option Plan 2006 the exercise price for the options is 100% of the average of the opening price of the Qimonda ADS at the NYSE during the five trading days preceding the grand date. The options that have been assigned on November 24, 2006 have an exercise price of USD 15.97. The fair value of one option is estimated to be USD 4.23 as of the grant date.
Members of the board of directors in the past financial year received stock options as follows.

Members	Numbers of Stock Options

Kin Wah Loh	200,000
Thomas Seifert	100,000
Dr. Michael Majerus	100,000
The remuneration of the members of the board of directors is shown in the following table:

		Individual Perform-		Additional
in EUR	Base Salary	ance Bonus		compensation 1)

Kin Wah Loh	1,050,000			63,832
Thomas Seifert	600,000			19,634
Dr. Michael Majerus	600,000			25,291

Total	2,250,000	1,000,000	2)	108,757

1)	Additional compensation mainly comprises non-cash benefits from the provision of company cars, insurance grants and in case of Mr. Loh the taking over of rent expenses for his appartement in Munich.

2)	Additional provisions in the amount of kEUR 1,000 were recorded in financial year 2007 for the variable remuneration of the board of directors.

In the event of early termination of the service relationship the board contracts contain an explicit compensation for loss of office only in connection with a change of control. If a person (acting alone or in concert with others) acquires 30 percent or more of the voting rights in Qimonda AG (“change of control”) and a Management Board member therefore resigns, or is removed, from office, he may be entitled to a compensation for loss of office. As a rule, the amount of the compensation for loss of office is determined by targeted annual salaries whereupon differences between the Chairman of the Management Board and the other members of the Management ‘Board exist. The retirement pension claims and the rights with respect to stock options remain unaffected by the termination.
Pension Promises during the financial year 2007
The members of the board contractually got a pension promise with a fixed amount. As of September 30, 2007 the position of the accrued pension obligations for the Management Board contains an amount of EUR 965,877. In the year under report, the transfer to such reserve amounted to EUR 774,819.
Commitments and Contingencies
On balance sheet date contingent liabilities in the amount of kEUR 100,644 existed, in particular from payment guarantees, rental guarantees, customs guarantees and credit guarantees for affiliated companies in the amount of kEUR 34,968. The payment guarantees in the amount of kEUR 56,532 and kEUR 2,484 are to financial institutions in the form of a liability bond in connection with the grants provided for the production site of Qimonda Dresden GmbH & Co. oHG, Dresden, and AMTC, Dresden. Qimonda AG assumed rental guarantees for rented office space in the amount of kEUR 5,733 and customs guarantees in the amount of kEUR 575.
On balance sheet date, financial obligations, which are not carried on the balance sheet, exist from leasing agreements for real estate. According to the contractual conditions, the leasing properties are not to be attributed to the company as business property. The obligations from the concluded leasing and rental agreements amount to kEUR 16,860 within the next year and for the time frame of two to five years to a total of kEUR 25,069. For the time frame exceeding five years, there are no leasing and rental obligations from properties.
On balance sheet date, additional obligations, which are not in the balance sheet, exist from long-term purchasing contracts. They amount to kEUR 138,165 within the next year and for the time frame of two to five years to a total of kEUR 430.

During the course of the carve out from Infineon Technologies AG, Qimonda AG adopted production and capacity reservation agreements. Firstly, this concerns an agreement with the Semiconductor Manufacturing International Corporation, Shanghai, China, which delivers finished products and provides additional production capacity. Secondly, we took over a product procurement agreement for the delivery of finished products and a capacity reservation agreement with Winbond Electronics Corporation in Taiwan. Furthermore there is a capacity reservation agreement with Infineon Technologies AG at Infineon Technologies Dresden GmbH & Co. oHG, Dresden, concerning the delivery of wafers.
The Advanced Mask Technology Center GmbH & Co. KG, Dresden delivers prefabricated masks for the production according to a product purchase agreement. These renewable agreements basically have a contract term of one or more years and contain a minimum purchase amount and price commitments.
Finally, there are obligations from transfer price agreements with affiliated companies, which essentially have duration of three months.
For charging purposes it needs to be distinguished between Frontend (FE) and Backend (BE) facilities. While FE participate in the entrepreneurial risk (residual profit) of Qimonda Group, BE are remunerated based on full manufacturing costs at the site based on the normal utilization rate plus a reasonable markup.
The price, which is named in the transfer price agreements between the sales locations of Qimonda AG and Qimonda AG itself is designated the “transfer price sales.” The value level of the “transfer prices sales” is the sales price minus the marketing margin and is calculated using the customer sales price minus a normal market gross margin. The reduction covers the costs of the sales location plus a reasonable profit.
If the operating profit of an affiliated company does not correspond to the in advance agreed value, an appropriate settlement of the profit is made.

Information about Derivative Financial Instruments
The company concludes short-term and long-term foreign exchange contracts. The goal of these transactions is the reduction of market risks due to changes in currency relations for cash flows in a foreign currency. Derivative financial instruments are not employed by the company for trade or speculative purposes.
The nominal and market values of the derivatives, which were held by the company as of September 30, 2007, are shown in the following table:

in kEUR	Nominal amount				Fair market value at September 30, 2007
	Maturity				Maturity
Foreign exchange related	up to				up to
instruments	1 year	1-5 years	>5 years	Total	1 year	1-5 years	>5 years	Total
Foreign Exchange contract short, purchase FX, sale EUR	258,235	0	0	258,235	(6,207)	0	0	(6,207)
Foreign exchange contract long, sale FX, purchase EUR	646,424	0	0	646,424	16,160	0	0	16,160
Foreign exchange contract long, sale JPY, purchase USD	16,479	0	0	16,479	(158)	0	0	(158)

Total	921,138	0	0	921,138	9,795	0	0	9,795

Losses from derivative financial instruments are included in the statement of operations. Losses, which can be assigned to the operating business, are primarily listed in the costs of sales and those, which originate in connection with financial transactions, are shown in other operating income or expenses.
The market values of the derivative financial instruments were determined based on accepted financial mathematical valuation methods using quoted market data.
If evaluation units exist, profits and losses from changes to the current values of the financial instruments are balanced. A contract loss accrual in the amount of the exceeding loss is made for anticipating losses from pending business transactions. An overall valuation profit is in principle not considered for the determination of earnings, according to Section 252 Para 1 No. 4 of the German Commercial Code.
The derivatives are shown with a book value in the balance sheet item “other accruals” under contract loss accrual in the amount of kEUR 6,365.

Significant affiliated/associated companies

	Stockholders’	Net (loss)	capital
	equity	income	share
September 30, 2007	in kEUR	in kEUR	In %

I. Affiliated companies

1 . Affiliated companies / National
(Affiliated companies / Germany)

Qimonda Dresden GmbH & Co. OHG, Dresden	611,247	(18,988)	100
Qimonda Flash GmbH, Dresden 3)	209	0	100
Qimonda Europe GmbH, Munich 3)	2,661	0	100

2 . (Affiliated companies / International)

Europe
Qimonda -Fabrico de Semicondutores Portugal S.A., Villa do Conde, Portugal * 1)	239,996	39,222	100
Qimonda Holding B.V., Rotterdam, The Netherlands 1)	1,535,162	56,566	100
Qimonda Investment B.V., Rotterdam, The Netherlands *1)	352	4	100
Qimonda Italy s.r.l. Padua, Italy *	514	183	100
Qimonda Sales U.K. Co. Ltd., Bellshire, Scotland *1)	1,165	11	100

4 . USA*
Qimonda North America Corp., Wilmington, Delaware, USA*	758,046	76,275	100
Qimonda Richmond, LLC, Wilmington, Delaware, USA *	580,677	(132,921)	100

5 . Asia*
Qimonda Asia Pacific Pte. Ltd., Singapore *1)	63,509	32,883	100
Qimonda International Trade (Shanghai) Co. Ltd., Shanghai, China *2)	800	567	100
Qimonda IT (Suzhou) Co. Ltd., Suzhou, China *2)	2,075	463	100
Qimonda Japan K.K., Tokyo, Japan *1)	5,790	5,077	100
Qimonda Korea Co. Ltd., Seoul, Korea * 1)	138	146	100
Qimonda Manufacturing Singapore PTE. LTD., Singapore *4)	9,367	n/a	100
Qimonda (Melaka) Sdn. Bhd Malacca, Malaysia *1)	19,479	1,626	100
Qimonda (Module) (Suzhou) Co. Ltd., Suzhou, China *2)	9,556	5,615	100
Qimonda Taiwan Co. Ltd., Taipei, Taiwan *1)	1,712	189	62.8
Qimonda Technologies (Suzhou) Co., Ltd., Suzhou, China *2)	200,167	73,456
II. Associated companies
2 . Associated companies / International
(Associated and related companies / International)

Inotera Memories Inc., Taoyuan, Taiwan 2)	1,699,973	340,862	35.37

*	Held by Qimonda Holding B.V.

1)	Tentative numbers based on local accounting regulations.

2)	As of December 31, 2006

3)	Profit and loss transfer agreement with Qimonda AG

4)	Newly founded, operating since 3 months
Values correspond to balance sheets based on country-specific regulations.
The conversion of the foreign values was done for the equity capital with an average rate on balance sheet date and for the Net income with the average rate for the financial year.

Cash Flow Statement

	May 1, 2006 to	October 1, 2006 -
	September 30,	September 30,
in kEUR	2006	2007

Net loss	(54,353)	(261,777)
Amortization and depreciation of non-current assets	108,501	37,597
Increase (+)/decrease (-) in accruals	60,831	(53,825)
Result from disposals of fixed assets	422	1,550
Non-cash expense (+) / income (-)	0	(1,744)
Increase (-)/decrease (+) of inventories	31,493	(91,054)
Increase (-)/decrease (+) of receivables/securities/deferred expenses	(344,808)	521,083
Increase (+)/decrease (-) in liabilities/deferred income	191,368	(441,013)

Net cash provided by operating activities	(6,546)	(289,183)

Purchases of property, plant and equipment and purchases of intangible assets	(41,104)	(49,174)
Long term investments
Qimonda Holding B.V., Rotterdam	(530,000)	0
Purchase of securities	(137,972)	(10,000)
Qimonda Flash GmbH, Dresden	(90,000)	0
Inotera Memories Inc., Taoyuan, Taiwan	(3,373)	(14,378)
Pensions und Altersteilzeit Trust e.V., acquisition of investment funds	0	(27,470)
Other	(35)	0
Result from disposals of long term investments	54,559	38,346

Net cash used in investing activities	(747,925)	(62,676)

Increase of ordinary share capital	84,000	0
- Increase of the additional paid-in capital through an Initial Public Offering	344,584	0
- Increase of the additional paid-in capital through capital contribution of Infineon Technologies AG	92,000	0
- Increase of the additional paid-in capital through capital contribution of Infineon Technologies Holding B.V.	1,373,334	0
Allotment stock options Qimonda	0	1,503
Intra-group financing	(224,567)	64,760

Net cash provided/used by financing activities	1,669,351	66,263

Net increase in cash and cash equivalents	914,880	(285,596)

Cash and cash equivalents at beginning of year	52	914,932

Cash and cash equivalents at end of year	914,932	629,336

Consolidated Financial Statements
Qimonda AG prepares consolidated financial statements according to US GAAP (United States Generally Accepted Accounting Principles). According to Section 291 Para 1 of the German Commercial Code, the Qimonda AG is exempt from the obligation to prepare consolidated financial statements and a group management report according to the German commercial accounting regulations.
The parent company of the Qimonda AG, Infineon Technologies AG with its registered office in Munich, will prepare consolidated financial statements and the group management report which will lead to an exemption for Qimonda AG to prepare consolidated financial statements in accordance with German Accounting Rules. This has a releasing effect according to Section 291 Para 1 and 291 Para 3 of the German Commercial Code and is available at the registered office of the company.
Qimonda AG is the general unlimited partner for Qimonda Dresden GmbH & Co. oHG, Dresden.
Comments concerning the accounting techniques, valuation methods and consolidation methods, which are used in the relieved consolidated financial statements in deviation from German law (according to Section 291 Para 2 No. 3c of the German Commercial Code)
Preface
As the German parent company, Infineon Technologies AG must basically prepare consolidated financial statements according to the accounting regulations of the German Commercial Code. Section 292a of the German Commercial Code in connection with Section 58 Para 5 sentence 2 of the Introductory Law to the German Commercial Code, however, exempts from this obligation if the consolidated financial statements are prepared according to internationally accepted accounting principles and will be disclosed. The company prepares the consolidated financial statements according to US GAAP.
The consolidated financial statements are deposited at the Munich Commercial Register under the number HRB 126492 or can be reviewed in the business premises of the company. Significant deviations from the German accounting regulations with respect to the accounting techniques, valuation methods and consolidation methods are described below. Furthermore, companies, which are listed on a stock exchange in the United States, are obligated to meet the accounting and reporting requirements of the SEC (Securities and Exchange Commission).
Fundamental Differences
Accounting according to US GAAP differs from the German Commercial Code with respect to its goal. While US GAAP focuses on the provision of information, which is relevant for decisions by investors, the accounting according to German Commercial Code is affected by a stronger emphasis of creditors’ protection and the principle of caution.

Balance Sheet Classification
Balance sheet classification according to US GAAP is oriented on the planned liquidation of the assets and the time to maturity of debts within the scope of ordinary business operations. Balance sheet classification for German commercial purposes is primarily defined in Section 266 of the German Commercial Code for limited liability corporations. Classification is oriented here on the planned retention period of assets and funding sources such as debts and shareholders’ equity in the corporation.
Realization of Sales
According to the German Commercial Code and US GAAP, sales are primarily realized according to the same principles if the service is provided. Differences may occur with respect to the time of the collection, if the company, which provides the service, has assumed additional financial, operational or service related obligations to the receiving company or the amounts agreed on cannot be portrayed objectively to a sufficient degree.
Marketable Securities
Marketable securities, which securitize share or creditor rights, are according to German accounting regulations to be valued with the acquisition costs or with the lower market value on balance sheet date.
Securities, which are held by the company, are according to US GAAP to be classified as available for sale securities and to be valued at the market value on balance sheet date. The increases or decreases in value of these securities are recorded after consideration of deferred taxes in shareholders’ equity under “changes to shareholder’s equity, which do not result from transactions with shareholders” and do not affect net income.
Inventories
Inventories have to be valued according to the German Commercial Code as well as US GAAP with manufacturing costs. The manufacturing costs according to US GAAP are defined as production related full costs, for which in addition to material and wage costs and special individual costs for production the material and manufacturing overheads are to be included. In addition, administrative costs are to be considered to the extent that they have a clear relation to the production of the products, which are to be valued. According to the German Commercial Code, of those costs named above parts of the indirect costs such as administrative costs have not to be included in the manufacturing costs of inventories.

Goodwill
Under US GAAP and according to SFAS No. 141, capital consolidation, in connection with SFAS No. 142, goodwill and other intangible assets, the goodwill in capital consolidations is no longer to be amortized using the purchase method after June 30, 2001, but is to be examined annually for recoverability.
According to the German Commercial Code, the goodwill is to be amortized in each following financial year by at least one-fourth or can be amortized over the time period of the expected lifetime.
Unconcluded developments concerning intellectual property rights by acquisition of long term investments
Expenses, which are incurred by acquired companies for unconcluded development projects, are not separately determined according to the German Commercial Code, but are shown as part of the goodwill. According to US GAAP, these costs are determined separately at the time of purchase and recorded as expenses.
Derivative Financial Instruments
According to the German Commercial Code, derivative financial instruments as pending business transactions are basically not shown in the balance sheet. This means that increases in value are not to be considered. For decreases in value, which represent unrealized losses, accruals are to be made. According to US GAAP, derivative financial instruments are to be valued in the balance sheet at their market value. Changes to the market value are recorded in the statement of operations or under “changes to shareholders’ equity, which do not result from transactions with shareholders.” This depends on the one hand, if the derivative financial instruments are part of a transaction for hedging and, on the other hand, on the type of the transaction for hedging.
Deferred Taxes
The essential difference in accounting of deferred taxes between the German Commercial Code and US GAAP is that up to now according to the regulations of the German Commercial Code no deferred taxes have been capitalized for losses. According to US GAAP, deferred taxes for losses (including loss carried forward) are to be considered. For deferred taxes on the asset side, which realization is more unlikely, adjustments of value are to be made.

Accruals for Pensions and Similar Obligations
According to US GAAP, accruals for pensions are to be valued according to the projected unit credit method based on the expected development of remuneration for the future. This method is also permitted and used according to the German Commercial Code.
Furthermore different interest rates are applied to calculate the discounted value of the accrual. Due to the transfer of the fiduciary administration of pension fund shares to a pension trust association, the pension fund shares and the accrual for pensions were not shown under US GAAP on the company’s balance sheet any longer. According to the German Commercial Code, pension fund shares and accruals for pensions are shown on the company’s balance sheet in spite of the transfer to a pension trust association.
Costs for Capital Increases
According to the German Commercial Code, expenses in direct connection with an initial public offering are recorded as expenses. According to US GAAP, these expenses were set off against the additional paid-in capital.
Accruals
According to the German commercial regulations, accruals for expenses may be made in certain cases even without an obligation to a third party. According to US GAAP, accruals may only be made in the case of existing obligations to a third party and in addition only for very limited circumstances.
Foreign Currency Conversion
According to the German Commercial Code, foreign currency receivables and liabilities are valued with the currency exchange rate at the time of the recording of the business transaction or at the less favorable rate on the balance sheet date whereas unrealized losses resulting from this, are recorded in the statement of operations. According to US GAAP, the valuation of the foreign currency receivables and liabilities is to be made at the foreign exchange rate on the balance sheet date whereas unrealized profits and losses, which are determined from this, are recorded in the statement of operations. For September 30, 2007, the company values the foreign currency conversion for short-term items at the rate on the balance sheet date also according to the German Commercial Code.
Grants from Public Authorities
According to the German Commercial Code, investment subsidies and interest grants may be recorded as income in the financial year of receipt. According to US GAAP, these grants are deferred and affecting operating income over the time period of the offsetting of the coherent expenses.

Proportional results for the year for consolidated companies according to the equity method
According to the German Commercial Code, the proportional results of associated companies based on their local accounting regulations determined results, allowed to be collected. According to US GAAP, the results, which are determined according to US GAAP, for associated companies are collected proportionally.
Earnings and expenses from the realization of increases in value and losses in value through capital increases or dilution for associated and affiliated companies
According to the German Commercial Code, increases in value of the proportional shareholders´ equity due to capital increases for associated companies may be recorded as affecting operating income. According to US GAAP and the SEC accounting regulations, such collection as affecting operating income depends on the fulfillment of additional criteria beside the implementation of the capital increase. If these criteria are not fulfilled, the increase in value of the proportional equity capital is to be shown as non-operating income in the additional paid-in capital.
Information according to Section 161 of the German Stock Corporation Law
The declaration of conformity 2006, which is prescribed by Section 161 of the German Stock Corporation Law, has been made accessible to the shareholders. The declaration of conformity 2007 will be made accessible after the approval of the annual accounts.

Board of Directors
The following persons were appointed to the Board of Directors and the Supervisory Board of the company in the financial year 2007.

Board of Directors	Age	Business Activities
Kin Wah Loh	53	President and Chief Executive Officer

Group mandates:
Chairman of Board of Directors
•    Qimonda Asia Pacific Pte. Ltd., Singapore
•    Qimonda Japan K.K., Tokyo, Japan
•    Qimonda (Melaka) Sdn. Bhd Malacca, Malaysia
•    Qimonda Technologies (Suzhou) Co., Ltd., Suzhou, China

Thomas J. Seifert	43	Member of the Board of Directors

Group mandates:
Chairman of Board of Directors
•    Qimonda North America Corp., Wilmington, Delaware, USA
•    Qimonda Richmond, LLC, Wilmington, Delaware, USA

Member of Board of Directors
•    Inotera Memories, Inc., Taoyuan, Taiwán
•    Infineon Technologies Flash Ltd., Netanya, Israel

Dr. Michael Majerus	46	Member of the Board of Directors and Chief Financial Officer

Group mandates:
Member of Board of Directors
•    Inotera Memories, Inc., Taoyuan, Taiwan

Member of the Board
•    Qimonda Flash GmbH, Dresden

Member of the Shareholder Delegation
•    Qimonda Dresden GmbH & Co. oHG

Supervisory Board

	Age	Term expires	Compensation	Business Activities
Peter J. Fischl	61	2011	Renouncement	Chairman of the Supervisory Board

Group mandates
-    Member of the board of directors Infineon Technologies AG (Executive Vice President and Chief Financial Officer), Munich (till April 30, 2007, and since August 7, 2007)
-     Chairman of the supervisory board Infineon Technologies Austria AG, Villach, Österreich (till April 30, 2007)

     Member of the board of directors:
-    Infineon Technologies Asia Pacific Pte., Ltd., Singapur (till May 1, 2007, and since September 10, 2007)
-    Infineon Technologies China Co. Ltd., Shanghai, China (till May 1, 2007, and since August 22, 2007)
-    Infineon Technologies North America Corp., San José, USA (till May 1, 2007 and since August, 2007)
-    Infineon Technologies Japan K.K., Tokyo, Japan (till May 1, 2007)

Michael von Eickstedt (till July 24, 2007)	54	—	Renouncement	General Counsel of Infineon Technologies AG, Munich

Richard Previte	72	2011	70,500 €	Executive Vice-President of the Supervisiory Board Former President of Advanced Micro Devices, Inc. Other Mandates - Chairman of the Board of Meredith Vineyard Estate, Inc.

Yoshio Nishi	67	2011	70,500 €	Professor at Stanford University Other Mandates - Member of the Board of Directors, Novellus Systems, San Jose, CA, USA

Prof. Claus Weyrich (since August 27, 2007)	63	With the end of the next orderly general meeting	3,400 €	Former Member of the Board of directors Siemens AG, Munich Other Mandates - Member of the supervisory board of Heraeus Holding GmbH - Member of the supervisory board of EPCOS AG, Munich

Johann Grundbacher (*)	43	2011	35,300 €	Member of the workers council Qimonda AG - Electrical Engineer Qimonda AG

Dr. Lothar Armbrecht (*)	54	2011	35,300 €	Member of the workers council Qimonda AG Responsible for Global Group Internet Presence at Qimonda AG, Munich

(*) Employee representative

     Supervisory Board Committees
•
•		•	Investment, Finance and Auditing Committee

		•	Peter J. Fischl (till August 9, 2007)

		•	Richard Previte (Chairman since August 30, 2007)

		•	Prof. Claus Weyrich (since August 30, 2007)

		•	Dr. Lothar Armbrecht

•		•	General Committee

		•	Peter J. Fischl (Chairman)

		•	Richard Previte

		•	Michael von Eickstedt (till July 24, 2007)

		•	Prof. Claus Weyrich (since August 30, 2007)

•		•	Technology Committee

		•	Prof. Yoshio Nishi (Chairman)

		•	Peter J. Fischl

		•	Hans Grundbacher
Munich, November 7, 2007

Qimonda AG

The Board of Directors

Auditor’s Report
We have audited the annual financial statements —comprising the balance sheet, the statement of operations and the notes to the financial statements— together with the bookkeeping system, and the management report of Qimonda AG, Munich, for the financial year from October 1, 2006 to September 30, 2007. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.
We conducted our audit of the annual financial statements in accordance with § 317 HGB [“Handelsgesetzbuch”: “German Commercial Code”] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.
Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of the Company’s position and suitably presents the opportunities and risks of future development.
Munich, November 8, 2007
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

signed	signed
Hoyos	Schröter
Wirtschaftsprüfer	Wirtschaftsprüferin

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: January 2, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board